SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2020

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Ambev S.A.

Unaudited interim consolidated

financial statements at
June 30, 2020
and report on review

Report on review of interim

consolidated financial statements

To the Board of Directors and Shareholders

Ambev S.A.

Introduction

We have reviewed the accompanying interim consolidated balance sheet of Ambev S.A. and its subsidiaries ("Company") as at June 30, 2020 and the related interim consolidated statements of income and comprehensive income for the three-month and six-month periods then ended, and the interim consolidated statements of changes in equity and cash flows for the six-month period then ended, and a summary of significant accounting policies and other explanatory notes.

Management is responsible for the preparation and fair presentation of these interim consolidated financial statements in accordance with International Accounting Standard (IAS) 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these interim consolidated financial statements based on our review.

Scope of review

We conducted our review in accordance with International Standards on Reviews of Interim Financial Information (ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim consolidated financial statements is not prepared, in all material respects, in accordance with International Accounting Standard (IAS) 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB).

São Paulo, August 11, 2020

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Alessandro Marchesino de Oliveira

Contador CRC 1SP265450/O-8

PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil, 05001-903, Caixa Postal 60054, T: +55 (11) 3674 2000, www.pwc.com.br

AMBEV S.A.

Interim Consolidated Balance Sheet

All amounts in thousand of Brazilian Reais unless otherwise stated

Assets	Note	06/30/2020	12/31/2019

Cash and cash equivalents	5	17,438,952	11,900,666
Investment securities	6	44,823	14,558
Derivative financial instruments	21	444,825	172,147
Trade receivable		4,201,583	4,495,525
Inventories	7	7,771,619	5,978,557
Income tax and social contributions recoverable		3,240,257	1,831,401
Other recoverable taxes		2,150,083	2,242,726
Other assets		975,988	985,557
Current assets		36,268,130	27,621,137

Investment securities	6	200,195	163,570
Derivative financial instruments	21	4	1,221
Income tax and social contributions recoverable		3,080,485	4,331,901
Other recoverable taxes		806,576	671,084
Deferred tax assets	8	5,304,118	2,950,109
Other assets		1,863,578	1,751,699
Employee benefits		74,936	56,228
Investments in joint ventures		335,800	303,423
Property, plant and equipment	9	25,111,748	22,576,299
Intangible		7,912,013	6,306,364
Goodwill	10	40,435,425	35,009,909
Non-current assets		85,124,878	74,121,807

Total assets		121,393,008	101,742,944

The accompanying notes are an integral part of these interim consolidated financial statements.

1

AMBEV S.A.

Interim Consolidated Balance Sheet (continued)

All amounts in thousand of Brazilian Reais unless otherwise stated

Equity and liabilities	Note	06/30/2020	12/31/2019

Trade payables		14,839,528	15,069,575
Derivative financial instruments	21	570,310	355,314
Interest-bearing loans and borrowings	11	4,118,691	653,149
Bank overdrafts	5	690,753	24
Wages and salaries		1,178,142	833,025
Dividends and interest on shareholders’ equity payable		1,308,426	956,560
Income tax and social contribution payable		1,542,216	1,394,178
Taxes and contributions payable		3,066,026	4,108,521
Other liabilities		1,804,592	1,530,654
Provisions	12	120,310	110,033
Current liabilities		29,238,994	25,011,033

Trade payables		259,261	309,567
Derivative financial instruments	21	608	56
Interest-bearing loans and borrowings	11	2,664,138	2,409,655
Deferred tax liabilities	8	2,985,431	2,371,098
Income tax and social contribution payable		2,233,042	2,219,551
Taxes and contributions payable		691,203	645,155
Put option granted on subsidiary and other liabilities		4,124,328	3,145,393
Provisions	12	363,169	370,972
Employee benefits		3,300,537	2,704,459
Non-current liabilities		16,621,717	14,175,906

Total liabilities		45,860,711	39,186,939

Equity	13
Issued capital		57,899,073	57,866,759
Reserves		75,751,379	75,685,730
Carrying value adjustments		(62,652,347)	(72,274,464)
Retained earnings / (losses)		2,924,650	-
Equity attributable to equity holders of Ambev		73,922,755	61,278,025
Non-controlling interests		1,609,542	1,277,980
Total Equity		75,532,297	62,556,005

Total equity and liabilities		121,393,008	101,742,944

The accompanying notes are an integral part of these interim consolidated financial statements.

2

AMBEV S.A.

Interim Consolidated Income Statements

For the six and three-month period ended June 30

All amounts in thousand of Brazilian Reais unless otherwise stated

		Six-month period ended:		Three-month period ended:
	Note	2020	2019	2020	2019

Net sales	15	24,217,927	24,785,259	11,615,330	12,145,133
Cost of sales		(11,445,066)	(10,069,002)	(5,801,877)	(4,961,301)
Gross profit		12,772,861	14,716,257	5,813,453	7,183,832

Distribution expenses		(3,694,432)	(3,276,890)	(1,843,119)	(1,650,168)
Sales and marketing expenses		(2,862,684)	(2,836,231)	(1,307,145)	(1,434,950)
Administrative expenses		(1,347,378)	(1,368,922)	(682,032)	(707,400)
Other operating income/(expenses), net	16	236,176	422,020	64,907	190,767
Costs arising from business combinations	17	(16,716)	-	(16,716)	-
Restructuring	17	(50,035)	(51,020)	(36,155)	(32,809)
Effect of application of IAS 29 (hyperinflation)	17	(461)	(1,302)	(461)	(1,093)
COVID-19 impacts	17	(71,479)	-	(61,284)	-
Stella Recall	17	(13,303)	-	(13,303)	-
Income from operations		4,952,549	7,603,912	1,918,145	3,548,179

Finance expenses	18	(2,812,984)	(1,777,101)	(1,030,341)	(817,340)
Finance income	18	482,382	537,596	236,606	249,903
Net finance result		(2,330,602)	(1,239,505)	(793,735)	(567,437)

Share of result of joint ventures		(22,854)	(2,867)	(16,237)	(731)
Income before income tax		2,599,093	6,361,540	1,108,173	2,980,011

Income tax expense	19	(116,525)	(996,571)	163,143	(364,110)
Net income		2,482,568	5,364,969	1,271,316	2,615,901

Attributable to:
Equity holders of Ambev		2,318,583	5,182,583	1,226,799	2,520,733
Non-controlling interests		163,985	182,386	44,517	95,168

Basic earnings per share – common - R$		0.1474	0.3296	0.0780	0.1603
Diluted earnings per share – common - R$		0.1461	0.3267	0.0773	0.1589

The accompanying notes are an integral part of these interim consolidated financial statements.

3

AMBEV S.A.

Interim Consolidated Statements of Comprehensive Income

For the six and three-month period ended June 30

All amounts in thousand of Brazilian Reais unless otherwise stated

	Six-month period ended:		Three-month period ended:
	2020	2019	2020	2019

Net income	2,482,568	5,364,969	1,271,316	2,615,901

Items that will not be reclassified to profit or loss:
Recognition of actuarial gains/(losses)	(3,598)	3,673	1,156	266

Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations (gains/(losses)
Investment hedge on foreign operations	132	-	132	-
Investment hedge - put option granted on subsidiary	(501,878)	37,186	73,096	42,867
Gains/losses on translation of other foreign operations	9,991,404	(448,355)	1,936,599	(255,545)
Gains/losses on translation of foreign operations	9,489,658	(411,169)	2,009,827	(212,678)

Cash flow hedge - gains/(losses)
Recognized in Equity (Hedge reserve)	1,215,829	286,967	317,315	(135,746)
Removed from Equity (Hedge reserve) and included in profit or loss	(722,740)	(624,391)	(367,058)	(187,356)
Total cash flow hedge	493,089	(337,424)	(49,743)	(323,102)

Other comprehensive (loss)/income	9,979,149	(744,920)	1,961,240	(535,514)

Total comprehensive income	12,461,717	4,620,049	3,232,556	2,080,387

Attributable to:
Equity holders of Ambev	11,953,480	4,469,302	3,218,645	2,018,082
Non-controlling interest	508,237	150,747	13,911	62,305

The accompanying notes are an integral part of these interim consolidated financial statements. The consolidated statements of comprehensive income are presented net of income tax. The income tax effects of these items are disclosed in Note 8 - Deferred income tax and social contribution.

4

AMBEV S.A.

Interim Consolidated Statements of Changes in Equity

For the six-month period ended June 30

All amounts in thousand of Brazilian Reais unless otherwise stated

	Attributable to equity holders of Ambev
	Capital	Capital reserves	Net income reserves	Retained earnings	Carrying value adjustments	Total	Non-controlling interests	Total equity
At December 31, 2018	57,710,202	54,781,194	15,341,367	-	(71,584,756)	56,248,007	1,206,801	57,454,808

Net Income	-	-	-	5,182,583	-	5,182,583	182,386	5,364,969

Comprehensive income:
Gains/(losses) on translation of foreign operations	-	-	-	-	(379,332)	(379,332)	(31,837)	(411,169)
Cash flow hedges	-	-	-	-	(337,503)	(337,503)	79	(337,424)
Actuarial gains/(losses)	-	-	-	-	3,554	3,554	119	3,673
Total comprehensive income	-	-	-	5,182,583	(713,281)	4,469,302	150,747	4,620,049
Capital increase (Note 13)	90,794	(87,070)	-	-	-	3,724	-	3,724
Effect of application of IAS 29 (hyperinflation)	-	-	-	789,660	-	789,660	(1,550)	788,110
Gains/(losses) of controlling interest´s share	-	-	-	-	(247)	(247)	107,059	106,812
Tax on deemed dividends	-	-	-	-	(2,801)	(2,801)	-	(2,801)
Paid dividends	-	-	-	-	-	-	(159,471)	(159,471)
Purchase of shares and results from treasury shares	-	(866)	-	-	-	(866)	-	(866)
Share-based payments	-	118,411	-	-	-	118,411	-	118,411
At June 30, 2019	57,800,996	54,811,669	15,341,367	5,972,243	(72,301,085)	61,625,190	1,303,586	62,928,776

The accompanying notes are an integral part of these interim consolidated financial statements.

5

AMBEV S.A.

Interim Consolidated Statements of Changes in Equity

For the six-month period ended June 30

All amounts in thousand of Brazilian Reais unless otherwise stated

	Attributable to equity holders of Ambev
	Capital	Capital reserves	Net income reserves	Retained earnings	Carrying value adjustments	Total	Non-controlling interests	Total equity
At December 31, 2019	57,866,759	54,811,462	20,874,268	-	(72,274,464)	61,278,025	1,277,980	62,556,005

Net Income	-	-	-	2,318,583	-	2,318,583	163,985	2,482,568

Comprehensive income:
Gains/(losses) on translation of foreign operations	-	-	-	-	9,145,108	9,145,108	344,550	9,489,658
Cash flow hedges	-	-	-	-	493,454	493,454	(365)	493,089
Actuarial gains/(losses)	-	-	-	-	(3,665)	(3,665)	67	(3,598)
Total comprehensive income	-	-	-	2,318,583	9,634,897	11,953,480	508,237	12,461,717
Capital increase (Note 13)	32,314	(32,314)	-	-	-	-	-	-
Effect of application of IAS 29 (hyperinflation)	-	-	-	603,229	-	603,229	(1,138)	602,091
Options granted on subsidiary	-	-	-	-	(4,700)	(4,700)	-	(4,700)
Gains/(losses) of controlling interest´s share	-	-	-	-	(510)	(510)	1,025	515
Tax on deemed dividends	-	-	-	-	(7,570)	(7,570)	-	(7,570)
Paid dividends	-	-	-	-	-	-	(176,562)	(176,562)
Purchase of shares and results from treasury shares	-	(2,259)	-	-	-	(2,259)	-	(2,259)
Share-based payments	-	100,222	-	-	-	100,222	-	100,222
Prescribed/(complement) dividends	-	-	-	2,838	-	2,838	-	2,838
At June 30, 2020	57,899,073	54,877,111	20,874,268	2,924,650	(62,652,347)	73,922,755	1,609,542	75,532,297

The accompanying notes are an integral part of these interim consolidated financial statements.

6

AMBEV S.A.

Interim Consolidated Cash Flow Statements

For the six-month period ended June 30

All amounts in thousand of Brazilian Reais unless otherwise stated

	Note	2020	2019

Net income		2,482,568	5,364,969
Depreciation, amortization and impairment		2,476,203	2,155,656
Impairment losses on receivables and inventories		190,784	57,855
Additions/(reversals) in provisions and employee benefits		108,280	82,485
Net finance cost	18	2,330,602	1,239,505
Losses/(gain) on sale of property, plant and equipment and intangible assets		(24,397)	(33,791)
Equity-settled share-based payment expense	20	103,954	118,812
Income tax expense	19	116,525	996,571
Share of result of joint ventures		22,854	2,867
Other non-cash items included in the profit		(726,162)	(662,859)
Cash flow from operating activities before changes in working capital and use of provisions		7,081,211	9,322,070

(Increase)/decrease in trade and other receivables		1,363,840	481,005
(Increase)/decrease in inventories		(1,132,666)	(832,147)
Increase/(decrease) in trade and other payables		(2,157,840)	(1,996,035)
Cash generated from operations		5,154,545	6,974,893

Interest paid		(215,558)	(194,691)
Interest received		271,670	249,772
Dividends received		4,543	1,701
Income tax paid		(1,832,378)	(1,837,456)
Cash flow from operating activities		3,382,822	5,194,219

Proceeds from the sale of property, plant and equipment and intangible assets		47,071	40,687
Proceeds from the sale of subsidiaries operations		-	202,907
Acquisitions of property, plant and equipment and intangible assets		(2,153,452)	(1,441,812)
Acquisitions of subsidiaries, net of cash acquired		(299,977)	(74,830)
Acquisitions of other investments		(4,314)	-
Investment in short term debt securities and net proceeds/(acquisitions) of debt securities		(74,944)	(4,444)
Cash flow from investing activities		(2,485,616)	(1,277,492)

Capital increase		-	3,723
Capital increase/(decrease) of non-controlling interest		659	-
Proceeds/(repurchase) of treasury shares		(5,993)	(2,752)
Acquisition of non-controlling interest		-	(361)
Proceeds from borrowings		3,460,507	871,212
Repayment of borrowings		(103,797)	(194,230)
Cash net of finance expenses other than interest		(1,199,486)	(1,016,948)
Payment of lease liabilities		(262,113)	(258,310)
Dividends and Interest on shareholder´s equity paid		(51,286)	(63,404)
Cash flow from financing activities		1,838,491	(661,070)

Net increase/(decrease) in cash and cash equivalents		2,735,697	3,255,657
Cash and cash equivalents less bank overdrafts at the beginning of the year		11,900,642	11,463,498
Effect of exchange rate fluctuations in cash and cash equivalents		2,111,860	(523,613)
Cash and cash equivalents less bank overdrafts at the end of the year		16,748,199	14,195,542

The accompanying notes are an integral part of these interim consolidated financial statements.

7

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

1.	Corporate information
2.	Statement of compliance
3.	Summary of significant accounting policies
4.	Use of estimates and judgments
5.	Cash and cash equivalents
6.	Investment securities
7.	Inventories
8.	Deferred income tax and social contribution
9.	Property, plant and equipment
10.	Goodwill
11.	Interest-bearing loans and borrowings
12.	Provisions
13.	Changes in equity
14.	Segment reporting
15.	Net sales
16.	Other operating income/(expenses)
17.	Exceptional items
18.	Finance expenses and income
19.	Income tax and social contribution
20.	Share-based payments
21.	Financial instruments and risks
22.	Collateral and contractual commitments with suppliers, advances from customers and other
23.	Contingent liability
24.	Non-cash items
25.	Related parties
26.	Events after the reporting period
8

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

1.	CORPORATE INFORMATION

(a)	Description of business

Ambev S.A. (referred to as “the Company” or “Ambev”), is headquartered in São Paulo-SP, Brazil, and either directly or through participation in other companies, produces and sells beer, draft beer, soft drinks, other non-alcoholic beverages, malt and food in general, as well as advertising its own and third-party products, selling promotional and advertising materials and directly or indirectly exploiting bars, restaurants, snack bars and other establishments.

The Company’s shares and ADRs (American Depositary Receipts) are listed on the B3 S.A.- Brasil, Bolsa, Balcão as “ABEV3” and on the New York Stock Exchange (NYSE) as “ABEV”.

The Company’s direct controlling shareholders are Interbrew International B.V. (“IIBV”), AmBrew S.A. (“Ambrew”), both subsidiaries of Anheuser-Busch InBev N.V. (“AB InBev”) and Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência (“Fundação Zerrenner”).

The interim financial statements were approved, by the Board of Directors on July 29, 2020.

(b)	Major corporate events in 2020 and 2019:

Addendum to the agreement with PepsiCo Bolivia

The long-term agreement with PepsiCo, under which the Cervecería Boliviana Nacional, subsidiary of the Company in Bolivia, has the exclusive right to produce, sell and distribute certain brands on PepsiCo’s portfolio in Bolivia, was amended in June 1, 2020, extending the agreement for more 10 years and reflect certain changes in the trade agreement between the parties.

COVID-19 impacts

The outbreak of the new coronavirus (SARS-CoV-2 or COVID-19) on a global scale has increased the volatility of the national and international markets and has been affecting the economies of the countries in which we operate and, consequently, the results of our operations. The response to the COVID-19 pandemic has developed rapidly across the globe in a fluid and uncertain manner. voluntary and, in some cases, mandatory quarantines, restrictions on travel, commercial and social activities, and a ban on the distribution, sale and consumption of alcoholic beverages in some countries where we operate – are directly affecting our sales, distribution and final consumer demand for our products.

9

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

The impact of the pandemic on our operations and the restrictions imposed by each government in response have generated, especially since March 2020, significant changes in market dynamics both in the off-trade sales channel, composed of supermarkets, and in the on-trade channel, which is composed of bars and restaurants. In countries with a higher level of income, a more mature beer market and a greater weight on the off-trade sales channel, such as Canada, the negative impact on the sales volume has been smaller. On the other hand, in countries with lower income levels and a less mature beer market, volume has been impacted according to the market segmentation between the on-trade and off-trade channels; in those cases, the volume reduction is higher depending on the weight of the on-trade channel. In all the cases, the more severe the restrictions on the sale and consuption of our products, the greater the volume reduction, which is why  Bolivia and Panama are the countries most affected. On the other hand, we observed an increase in sales related to e-commerce in all countries, although this channel represents a small portion of the total of the Company's volume.

During the second quarter of 2020, the implementation of the Company's strategy, the release of restrictions in some regions and the impact of government aid for the community in some countries, led to a gradual increase in the volume in most of our operations, especially in Brazil. However, there is some uncertainty about the period for the restrictions imposed by each government on commercial and operational activities, on the circulation of people and on the sale, distribution and consumption of alcoholic beverages, as well as the economic effects on the financial market and exchange rates. Those impacts may result in material adverse effects on our business, liquidity, financial condition, and outcome of operations, as well as volatility in the trading price of our shares. However, we are continuously managing our liquidity and capital resources with discipline (as presented in Notes 11 - Interest-bearing loans and borrowings and 21- Financial instruments and risks). As such, management concludes there is no substantial doubt about the Company's ability to continue as a going concern.

As required by IAS 1 - Presentation of Financial Statements, the Company has assessed the impact of COVID-19, as at June 30, 2020, which involved, mainly (i) a review of the assumptions of the annual impairment test, as described in Note 10 (ii) analysis of possible credit losses and inventory obsolescence, (iii) a review of the measurement assumptions of financial instruments, including hedges, (iv) analysis of the recoverability of deferred taxes, and (v) evaluation of the relevant estimates used in the preparation of the interim financial statements, among other analyses.

10

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

Any impacts derived from these analyses are reflected in the financial statements and Explanatory Notes. In addition, due to the protective actions taken for our staff and donations made by our community, the Company incurred exceptional expenses of R$71,479, at June 30, 2020, as reported in Note 17.

New acquisitions

On January 22, 2020, the company acquired G&W Distilling Inc., a company that produces a portfolio of ready-to-drink alcoholic beverages, through our subsidiary Labatt Brewing Company Limited.

Red Bull distribution contract

On November 7, 2019, the company entered into a long-term distribution agreement with Red Bull do Brasil Ltda. (“Red Bull”), whereby we have been granted the exclusive right to sell and distribute certain brands of Red Bull’s portfolio in specific limited points of sale for the on-trade channel in Brazil. We also have agreements with Red Bull to distribute their portfolio in a few limited channels in Argentina and the Dominican Republic.

Information released by the press

In the third quarter of 2019, there were news reports based on alleged leaks of statements by Mr. Antonio Palocci in a legal procedure, to which the Company subsequently had access. As previously stated in a press release dated August 9, 2019, the Company, in accordance with its Code of Business Conduct and principles, has remained committed to reviewing and monitoring this matter. In this regard, the Company has not identified evidence supporting Mr. Palocci’s claims of illegal conduct by Ambev.

The Company reiterates its commitment to conducting business in a legal and ethical manner, and it will continue to monitor this matter and will respond as appropriate to any requests from authorities.

11

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

Exchange contracts for future financial flows - equity swap

On May 15, 2019, the Board of Directors of Ambev approved the conclusion of new equity-swap contracts, without losses upon liquidation, within the regulatory term, of the equity-swap contracts still in force. The settlement of the newly approved equity-swap contracts will occur within a maximum period of 18 months from the date of approval, and such contracts may result in an exposure of up to 80 million common shares (of which all or part may be in the form of ADRs), up to a value limit value of R$1.5 billion.

On December 19, 2019, the Board of Directors of Ambev approved new equity-swap contracts, without prejudice to the liquidation, within the regulatory term, of the equity-swap contracts still in force. The settlement of the new approved equity-swap contracts will occur within a maximum period of 18 months from the date of approval, and such contracts may result in an exposure of up to 80 million common shares (of which all or part may be in the form of ADRs), up to a value limit of R$1.5 billion.

On May 13, 2020, the Board of Directors of Ambev approved new equity-swap contracts, without prejudice to the liquidation, within the regulatory term, of the equity-swap contracts still in force. The settlement of the new approved equity-swap contracts will occur within a maximum period of 18 months from the date of approval, and such contracts may result in an exposure of up to 65 million common shares (of which all or part may be in the form of ADRs), up to a value limit of R$1.0 billion, in addition to contracts already executed in the context of the approvals of May 15, 2019 and December 19, 2019, and which have not yet been settled as at the date of approval, may result in an exposure of up to 122,014,453 common shares (all or part of which may be in the form of ADRs).

Addendum to the agreement with PepsiCo

The long-term agreement with PepsiCo, under which the Company has the exclusive right to bottle, sell and distribute certain brands on PepsiCo’s portfolio of soft drinks in Brazil, including Pepsi Cola, Gatorade, H2OH! and Lipton Ice Tea, was amended in October 2018 to reflect certain changes in the trade agreement between the parties. The new terms of the agreement were approved by CADE in December 2018 and became effective as of January 1, 2019. The agreement will be in force until December 31, 2027.

12

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

2.	STATEMENT OF COMPLIANCE

The consolidated interim financial statements have been prepared using the accounting basis of going concern and are being presented in accordance with IAS 34 - Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The information does not meet all disclosure requirements for the presentation of full annual financial statements and thus should be read in conjunction with the consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) for the year ended December 31, 2019. To avoid duplication of disclosures which are included in the annual financial statements, the following notes were not subject to full filling:

(a)	Summary of significant accounting policies (Note 3);
(b)	Trade receivables (Note 19);
(c)	Investments securities (Note 16);
(d)	Intangible (Note 15);
(e)	Goodwill (Note 14);
(f)	Trade payables (Note 25);
(g)	Interest-bearing loans and borrowings (Note 22);
(h)	Employee benefits (Note 23);
(i)	Changes in equity (Note 21);
(j)	Additional information on operating expenses by nature (Note 10);
(k)	Payroll and related benefits (Note 09);
(l)	Contingent liabilities (Note 29);
(m)	Group Companies (Note 32); and
(n)	Insurance (Note 33)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

There were no significant changes in accounting policies and calculation methods used for the interim financial statements as at June 30, 2020, in relation to those presented in the financial statements for the year ended December 31, 2019.

(a)  Basis of preparation and measurement

The interim financial statements are presented in thousands of Brazilian Real (“R$”), unless otherwise indicated, rounded to the nearest thousand indicated. Depending on the applicable IFRS requirement, the measurement basis used in preparing the interim financial statements is historical cost, net realizable value, fair value or recoverable amount.

13

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

(b)	Recently issued IFRS

There were no new standards for the period ended June 30, 2020 for the preparation of these interim financial statements.

Other standards, interpretations and amendments to standards

There are no other standards, interpretations and amendments to standards that are not yet effective that would be expected to have material impact on the Company consolidated interim financial information.

4.   USE OF ESTIMATES AND JUDGMENTS

The preparation of interim financial statements in conformity with IFRS requires Management to make judgments, estimates and assumptions that affect the application of accounting practices and the reported amounts of assets and liabilities, income and expenses. The estimates and judgments are based on past experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for decision making regarding the judgments about carrying amounts of assets and liabilities that are not readily evident from other sources. Actual results may differ from these estimates.

The estimates and assumptions are reviewed on a regular basis. Changes in accounting estimates may affect the period in which they are realized, or future periods.

Although each of its significant accounting policies reflects judgments, assessments or estimates, the Company believes that the following accounting practices reflect the most critical judgments, estimates and assumptions that are important to its business operations and the understanding of its results:

(i) predecessor accounting;

(ii) business combinations;

(iii) impairment;

(iv) provisions;

(v) share-based payments;

(vi) employee benefits;

(vii) current and deferred tax;

14

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

(viii) joint arrangements;

(ix) measurement of financial instruments, including derivatives;

(x) inflation accounting and financial reporting in hyperinflationary economies; and

(xi) leasing

The fair values of acquired identifiable intangibles of indefinite useful life are based on an assessment of future cash flows. Impairment analyses of goodwill and intangible assets with an indefinite life are performed at least annually and whenever a triggering event occurs, in order to determine whether the carrying value exceeds the recoverable amount.

The Company uses its judgment to select a variety of methods, including the net fair value of expenses approach and option valuation models, and makes assumptions about the fair value of financial instruments that are mainly based on market conditions existing at each balance sheet date.

Actuarial assumptions are established to anticipate future events and are used in calculating pension and other long-term employee benefit expense and liability. These factors include assumptions with respect to interest rates, rates of increase in health care costs, rates of future compensation increases, turnover rates, and life expectancy. Such estimates are reviewed annually by independent actuaries.

The Company is subject to income tax in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income tax. There are some transactions and calculations for which the ultimate tax determination is uncertain. Some subsidiaries within the Company are involved in tax audits usually in relation to prior years. These audits are ongoing in various jurisdictions at the balance sheet date and, by their nature, these can take considerable time until their conclusion.

5.	CASH AND CASH EQUIVALENTS

	06/30/2020	12/31/2019

Cash	774,306	207,529
Current bank accounts	5,000,241	5,403,536
Short term bank deposits (i)	11,664,405	6,289,601
Cash and cash equivalents	17,438,952	11,900,666

Bank overdrafts	(690,753)	(24)
Cash and cash equivalents less bank overdraft	16,748,199	11,900,642

(i) The balance refers mostly to bank deposit certificates – (CDB), which have a high liquidity, are readily convertible into known amounts of cash and are subject to an insignificant risk of change in value.

15

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

Current account balances included guarantee deposits in the amount of R$478 million as at June 30, 2020 (R$348 million on December 31, 2019) held by the subsidiary of Cuba, which are not freely transferable to the parent company for reasons of exchange restrictions.

6.	INVESTMENTS SECURITIES

	06/30/2020	12/31/2019

Financial asset at fair value through profit or loss-held for trading	44,823	14,558
Current investments securities	44,823	14,558

Investment on debt securities (i)	200,195	163,570
Non-current investments securities	200,195	163,570

Total	245,018	178,128

(i) The balance refers substantially to CDB linked to tax incentives and do not have an immediate convertibility in a known amount of cash.

7.	INVENTORIES

	06/30/2020	12/31/2019

Finished goods	2,786,500	2,080,668
Work in progress	499,805	450,807
Raw material and consumables	3,515,194	2,637,360
Spare parts and other	762,966	602,548
Prepayments	340,020	328,347
Impairment losses	(132,866)	(121,173)
	7,771,619	5,978,557

Write-offs and losses on inventories recognized in the income statement amounted to R$88,643 in the period ended on June 30, 2020 (R$41,041 in the period ended on June 30, 2019).

8.	DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION

Deferred taxes for income tax and social contribution taxes are calculated on temporary differences between the tax bases of these taxes and the accounting calculation of the Company, among which, tax losses. The rates of these taxes in Brazil, which are expected at the realization of deferred taxes, are 25% for income tax and 9% for social contribution. For the other regions in which the Company operates, the expected nominal rates are as follow:

16

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

Central America and the Caribbean	from 15% to 27%
Latin America - South (i)	from 10% to 30%
Canada	26.5%

(i) Amendments to Argentine tax legislation approved on December 29, 2017 affected the Company beginning in October 2018 and reduced the income tax rate in the first two years from 35% to 30% and, after, to 25%. Further, new amendments to the Argentine tax legislation approved on December 23, 2019 postponed for one year the application of the income tax rate of rate of 25% and extended for a third year the application of the 30% rate.

Deferred tax assets are recognized to the extent that it is probable that future taxable profit is probable, which may be offset against temporary differences recorded currently, with a special emphasis on tax losses.

The amount of deferred income tax and social contribution by type of temporary difference is detailed as follows:

	06/30/2020			12/31/2019
	Assets	Liabilities	Net	Assets	Liabilities	Net
Investment securities	10,125	-	10,125	10,007	-	10,007
Intangible	-	(1,302,798)	(1,302,798)	-	(1,067,471)	(1,067,471)
Employee benefits	909,397	(3,992)	905,405	749,988	(3,950)	746,038
Trade payables	3,974,996	(225,418)	3,749,578	2,330,349	(246,651)	2,083,698
Trade receivable	101,787	(4)	101,783	45,513	(3,267)	42,246
Derivatives	31,994	(551,388)	(519,394)	38,873	(217,204)	(178,331)
Interest-Bearing Loans and Borrowings	3	(401)	(398)	-	(23)	(23)
Inventories	273,735	(80,694)	193,041	372,014	(67,066)	304,948
Property, plant and equipment	393,611	(1,566,962)	(1,173,351)	290,383	(1,423,367)	(1,132,984)
Withholding tax over undistributed profits and royalties	-	(1,407,313)	(1,407,313)	-	(1,115,123)	(1,115,123)
Investments in joint ventures	-	(421,589)	(421,589)	-	(421,589)	(421,589)
Interest on shareholders' equity	675,345	-	675,345	-	-	-
Loss carry forwards	1,217,880	(183,130)	1,034,750	877,308	(148,350)	728,958
Provisions	517,432	(5,659)	511,773	465,863	(2,284)	463,579
Complement of income tax of foreign subsidiaries due in Brazil	-	(96,883)	(96,883)	-	-	-
Impact of the adoption of IFRS 16 (Leases)	55,152	(2,440)	52,712	44,587	(1,910)	42,677
Other items	54,780	(48,879)	5,901	88,979	(16,598)	72,381
Gross deferred tax assets / (liabilities)	8,216,237	(5,897,550)	2,318,687	5,313,864	(4,734,853)	579,011
Netting by taxable entity	(2,912,119)	2,912,119	-	(2,363,755)	2,363,755	-
Net deferred tax assets / (liabilities)	5,304,118	(2,985,431)	2,318,687	2,950,109	(2,371,098)	579,011

The Company only offsets the balances of deferred income tax and social contribution assets against liabilities to net presentation when they are within the same entity, of the same nature and expected to be realized in the same period.

The critical estimates of Ambev’s Management, as well the main contingent liabilities related to uncertainties about the tax treatment of income, are disclosed in Notes 4 and 23, respectively.

17

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

At June 30, 2020 the deferred taxes assets and liabilities related to combined tax losses had an expected utilization or settlement by temporary differences as follows:

	06/30/2020
Deferred taxes not related to tax losses	to be realized until 12 months	to be realized after 12 months	Total

Investment securities	-	10,125	10,125
Intangible	(1,506)	(1,301,292)	(1,302,798)
Employee benefits	78,386	827,019	905,405
Trade payables	(190,164)	3,939,742	3,749,578
Trade receivable	87,376	14,407	101,783
Derivatives	(76,539)	(442,855)	(519,394)
Interest-bearing loans and borrowings	(197)	(201)	(398)
Inventories	195,430	(2,389)	193,041
Property, plant and equipment	(117,419)	(1,055,932)	(1,173,351)
Withholding tax over undistributed profits and royalties	(133,863)	(1,273,450)	(1,407,313)
Investments in joint ventures	-	(421,589)	(421,589)
Interest on shareholders' equity	675,345	-	675,345
Provisions	299,006	212,767	511,773
Complement of income tax of foreign subsidiaries due in Brazil	(96,883)	-	(96,883)
Impact of the adoption of IFRS 16 (Leases)	(748)	53,460	52,712
Other items	13,505	(7,604)	5,901
Total	731,729	552,208	1,283,937

Most tax losses and negative social contribution bases on which deferred income tax and social contribution were calculated do not have a limitation period. Their use is based on the projection of the future existence of taxable profits, according to past performance and to the projections of the Company's business in the economies where it is located, in compliance with the applicable fiscal and accounting rules.

Deferred tax related to tax losses	06/30/2020
2020	390,778
2021	377,173
2022	61,726
2023	24,670
2024	150,934
2025 to 2027 (i)	29,469
Total	1,034,750

(i) There is no expectation of realization that exceeds the term of 10 years.

As at June 30, 2020, there were deferred tax assets in the amount of R$949,625 (R$707,102 in December 31, 2019) related to tax losses that were not recorded as the realization was not probable.

The major part of the tax losses does not have a carryforward limit for utilization and the tax losses carried forward in relation to the credit were equivalent to R$3,781,044 on June 30, 2020 (R$2,811,614 in December 31, 2019).

18

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

The net change in deferred income tax and social contribution is detailed as follows:

At December 31, 2019	579,011
Recognition of actuarial gains/(losses)	(5,535)
Investment hedge in foreign operations	68
Investment hedge - put option of a subsidiary interest	258,543
Cash flow hedge - gains/(losses)	(266,090)
Gains/(losses) on translation of other foreign operations	1,219,838
Recognized in other comprehensive income	1,206,824
Recognized in the income statement	610,453
Changes directly in the balance sheet	(77,601)
Recognized in deferred tax	(73,354)
Effect of application of IAS 29 (hyperinflation)	(73,354)
Recognized in other group of balance sheet	(4,247)
At June 30, 2020	2,318,687

9.	PROPERTY, PLANT AND EQUIPMENT
	06/30/2020	12/31/2019
Property, plant and equipment	22,947,318	20,547,670
Right of use assets	2,164,430	2,028,629
	25,111,748	22,576,299

19

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total
Acquisition cost
At December 31, 2018	10,375,533	28,075,659	5,690,374	1,422,048	45,563,614
Effect of movements in foreign exchange in balance sheet	(240,897)	(979,470)	(300,798)	(19,484)	(1,540,649)
Effect of application of IAS 29 (hyperinflation)	291,291	1,169,934	399,652	11,108	1,871,985
Acquisition through business combinations	209	14	2,074	5,687	7,984
Acquisitions	14,833	606,150	147,860	3,707,089	4,475,932
Disposals and write-off	(33,384)	(739,348)	(133,343)	-	(906,075)
Transfer to other asset categories	479,318	1,543,128	561,639	(2,942,166)	(358,081)
Others	-	-	-	15	15
At December 31, 2019	10,886,903	29,676,067	6,367,458	2,184,297	49,114,725
Effect of movements in foreign exchange in balance sheet	1,014,386	2,874,181	720,431	223,864	4,832,862
Effect of application of IAS 29 (hyperinflation)	102,961	396,254	72,374	69,915	641,504
Acquisition through business combinations	3,920	10,205	1,563	-	15,688
Acquisitions	6,468	192,015	39,524	1,710,472	1,948,479
Disposals and write-off	(11,976)	(934,893)	(22,603)	(470)	(969,942)
Transfer to other asset categories	323,742	778,639	225,616	(1,456,758)	(128,761)
At June 30, 2019	12,326,404	32,992,468	7,404,363	2,731,320	55,454,555

	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total
Depreciation and Impairment
At December 31, 2018	(3,031,365)	(18,246,620)	(4,185,211)	-	(25,463,196)
Effect of movements in foreign exchange in balance sheet	23,858	549,124	237,854	-	810,836
Effect of application of IAS 29 (hyperinflation)	(51,120)	(686,010)	(288,131)	-	(1,025,261)
Depreciation	(350,349)	(2,516,578)	(663,234)	-	(3,530,161)
Disposals and write-off	9,229	649,837	125,122	-	784,188
Others	(786)	(130,957)	(11,718)	-	(143,461)
At December 31, 2019	(3,400,533)	(20,381,204)	(4,785,318)	-	(28,567,055)
Effect of movements in foreign exchange in balance sheet	(234,641)	(1,897,793)	(536,856)	-	(2,669,290)
Effect of application of IAS 29 (hyperinflation)	(6,442)	(142,139)	(123,835)	-	(272,416)
Depreciation	(190,694)	(1,354,978)	(351,669)	-	(1,897,341)
Disposals and write-off	769	923,240	24,063	-	948,072
Others	(14)	(49,031)	(162)	-	(49,207)
At June 30, 2019	(3,831,555)	(22,901,905)	(5,773,777)	-	(32,507,237)

Carrying amount:
At December 31, 2019	7,486,370	9,294,863	1,582,140	2,184,297	20,547,670
At June 30, 2019	8,494,849	10,090,563	1,630,586	2,731,320	22,947,318

20

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

Capitalized interests and fixed assets provided as security are not material.

Right-of-use asset:

	Buildings	Machinery and equipment	Others	Total
Acquisition cost
At December 31, 2018	972,470	1,343,267	78,333	2,394,070
Effect of movements in foreign exchange in balance sheet	17,719	599	1,205	19,523
Additions (i)	317,824	521,243	59,776	898,843
Transfer from (to) other asset categories	31,758	-	16,907	48,665
At December 31, 2019 (i)	1,339,771	1,865,109	156,221	3,361,101
Effect of movements in foreign exchange in balance sheet	139,356	8,312	9,847	157,515
Additions	257,567	51,493	2,908	311,968
Transfer from (to) other asset categories	(1,447)	-	-	(1,447)
At June 30, 2019	1,735,247	1,924,914	168,976	3,829,137

	Buildings	Machinery and equipment	Others	Total
Depreciation and Impairment
At December 31, 2018	(308,415)	(490,668)	(57,397)	(856,480)
Effect of movements in foreign exchange in balance sheet	(4,574)	(547)	(554)	(5,675)
Depreciation	(173,292)	(263,337)	(30,638)	(467,267)
Transfer (from) to other asset categories	(8,207)	(2,354)	7,511	(3,050)
At December 31, 2019	(494,488)	(756,906)	(81,078)	(1,332,472)
Effect of movements in foreign exchange in balance sheet	(45,598)	(3,755)	(3,727)	(53,080)
Depreciation	(132,204)	(132,987)	(15,739)	(280,930)
Transfer (from) to other asset categories	(1,445)	3,220	-	1,775
At June 30, 2019	(673,735)	(890,428)	(100,544)	(1,664,707)

Carrying amount:
At December 31, 2019	845,283	1,108,203	75,143	2,028,629
At June 30, 2019	1,061,512	1,034,486	68,432	2,164,430

(i) Adjusted balances for comparative purposes.

The Company estimated discount rates, based on risk-free interest rates observed in the Brazilian market, for the terms of its contracts, adjusted to their reality (credit spread). Spreads were obtained with financial institutions. The following table shows the rates applied:

Lease Term	Rate %
2020 - 2025	5.46%
2026 - 2030	6.92%
2031 - 2035	6.82%

21

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

10.	GOODWILL

	06/30/2020	12/31/2019

Balance at the end of the previous year	35,009,909	34,276,176
Effect of movements in foreign exchange in balance sheet	4,806,404	16,086
Effect of application of IAS 29 (hyperinflation)	280,173	691,198
Acquisition, (write-off) and disposal through business combinations	338,939	26,449
Balance at the end of the year	40,435,425	35,009,909

The carrying amount of goodwill was allocated to the different cash-generating units as follows:

	Functional currency	06/30/2020	12/31/2019

Brazil	BRL	17,696,645	17,694,842
Goodwill		102,939,278	102,937,475
Non-controlling transactions (i)		(85,242,633)	(85,242,633)

CAC:
Dominican Republic	DOP	4,304,942	3,476,862
Panama	PAB	1,903,571	1,400,457

Latin America - South:
Argentina	ARS	2,557,787	1,972,177
Bolivia	BOB	1,936,985	1,425,746
Chile	CLP	58,665	47,322
Paraguay	PYG	1,075,446	836,593
Uruguay	UYU	192,395	160,108

Canada	CAD	10,708,989	7,995,802
		40,435,425	35,009,909

(i) This refers to the exchange of the shareholdings operation that occurred in 2013 as a result of the adoption of the predecessor basis of accounting.

Impairment testing

The impairment tests were updated from June 30, 2020 considering the best estimates calculated by Ambev’s management. For the second year of the model, as we did not have the strategic plan approved by board, we used the assumptions that were already considered for the projection of the upcoming years using the best estimate for 2020.

22

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

11.	INTEREST-BEARING LOANS AND BORROWINGS

	06/30/2020	12/31/2019

Secured bank loans (i)	3,624,044	176,673
Unsecured bank loans (i)	13,953	94
Other unsecured loans	38,527	40,378
Lease liabilities	442,167	436,004
Current liabilities	4,118,691	653,149

Secured bank loans (i)	263,035	284,481
Unsecured bank loans (i)	309,240	212,574
Debentures and unsecured bond issues	107,580	106,611
Other unsecured loans	115,626	94,088
Lease liabilities	1,868,657	1,711,901
Non-current liabilities	2,664,138	2,409,655

(i) In the second quarter Ambev approved new loans for working capital financing. These include the issuance of promissory notes and bank credit notes (CCB), among other types of loans, for a total amount of R$ 3,485 million.

Additional information regarding the exposure of the Company to the risks of interest rate and foreign-currency changes are disclosed in Note 21 – Financial instruments and risks.

Contractual clauses (covenants)

As at June 30, 2020, the Company's loans had equal rights to payment without subordination clauses. Except for the credit lines due to FINAME contracted by the Company with Banco Nacional de Desenvolvimento Econômico e Social – BNDES (“BNDES”), where collateral was provided on assets acquired with the credit granted, which served as collateral; other loans and financing contracted by the Company had only guarantees as personal collateral or were unsecured. Most loan contracts contained financial covenants covering matters such as limitations on new indebtedness, the Company’s ability to continue as a going-concern, the Company’s assets maintenance, the condition of the business, restrictions on acquisitions, mergers, sale or disposal of its assets, and disclosure of financial statements, and no constitution of real guarantees for new loans contracted, except if: (i) expressly authorized under the loan agreement; or (ii) in new loans contracted from financial institutions linked to the Brazilian government - including the BNDES or foreign governments; - or foreign governments, multilateral financial institutions (eg World Bank) or institutions located in jurisdictions in which the Company operates.

Additionally, all agreements with BNDES are subject to certain “provisions applicable to agreements entered into with BNDES” (“the Provisions”). The Provisions require the borrower, to obtain prior consent from BNDES if they, for instance, wish to: (i) raise new loans (except for the loans described in the Provisions); (ii) give preference and/or priority to other debts; and/or (iii) dispose of or encumber any items of their fixed assets (except as provided for in the Provisions).

23

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

These clauses apply to the extent that the events mentioned produce material adverse effects on the Company and/or its subsidiaries, or the rights of its creditors, and, in the event of any of the events provided in the clauses, the Company may be granted a grace period to resolve such defaults.

As at June 30, 2020, the Company was in compliance with all its contractual obligations for its loans and financing.

12.	PROVISIONS

(a) Provision changes

	Balance as of December 31, 2018	Effect of changes in foreign exchange rates	Provisions constituted	Provisions used	Provisions reversed	Other movements (i)	Balance as of December 31, 2019

Provision for disputes and litigations
Taxes on sales	137,841	(12)	195,598	(113,012)	(38,076)	-	182,339
Income tax	169,289	1,229	181,872	(1,896)	(98,848)	(251,646)	-
Labor	118,167	(4,351)	193,111	(148,784)	(38,016)	-	120,127
Civil	54,916	(2,798)	65,974	(52,618)	(1,451)	-	64,023
Others	110,283	(18,548)	49,108	(10,113)	(24,823)	-	105,907
Total provision for disputes and litigations	590,496	(24,480)	685,663	(326,423)	(201,214)	(251,646)	472,396

Restructuring	8,728	754	-	(873)	-	-	8,609

Total provisions	599,224	(23,726)	685,663	(327,296)	(201,214)	(251,646)	481,005

(i) Refers to the adoption of IFRIC 23 - Uncertainty over Income Tax Treatments.

24

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

	Balance as of December 31, 2019	Effect of changes in foreign exchange rates	Provisions constituted	Provisions used	Provisions reversed	Balance as of June 30, 2020

Provision for disputes and litigations
Taxes on sales	182,339	261	13,293	(7,903)	(5,759)	182,231
Labor	120,127	2,602	75,787	(60,003)	(9,913)	128,600
Civil	64,023	3,524	21,531	(24,183)	(5,874)	59,021
Others	105,907	3,386	3,317	(3,451)	(6,637)	102,522
Total provision for disputes and litigations	472,396	9,773	113,928	(95,540)	(28,183)	472,374

Restructuring	8,609	2,496	-	-	-	11,105

Total provisions	481,005	12,269	113,928	(95,540)	(28,183)	483,479

(b)	The provisions are expected to be settled within the following time windows

	Balance as of June 30, 2020	1 year or less	1-2 years	2-5 years	Over 5 years

Provision for disputes and litigations
Taxes on sales	182,231	45,401	126,756	2,359	7,715
Labor	128,600	28,148	43,522	30,917	26,013
Civil	59,021	17,163	33,161	5,557	3,140
Others	102,522	20,582	22,208	57,181	2,551
Total provision for disputes and litigations	472,374	111,294	225,647	96,014	39,419

Restructuring	11,105	9,016	-	2,089	-

Total provisions	483,479	120,310	225,647	98,103	39,419

The expected settlement of provisions was based on Management’s best estimate at the balance sheet date.

(c) Main lawsuits with probable likelihood of loss:

(c.1) Income and Sales taxes

In Brazil, the Company and its subsidiaries are involved in several administrative and judicial proceedings related to Income tax, ICMS, IPI, PIS and COFINS taxes. Such proceedings include, among others, tax offsets, credits and judicial injunctions exempting tax payment.

25

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

(c.2) Labor

The Company and its subsidiaries are involved in labor proceedings with former employees, including from service providers. The main issues involve overtime and related effects and respective charges.

(c.3) Civil

The Company is involved in civil lawsuits with probable likelihood of loss. The most relevant portion of these lawsuits refers to former distributors, mainly in Brazil, which are mostly claiming damages resulting from the termination of their contracts.

The processes with possible probabilities are disclosed in Note 23 - Contingent liability.

13.	CHANGES IN EQUITY

(a) Capital stock

		06/30/2020		06/30/2019
	Thousands of common shares	Thousands of Real	Thousands of common shares	Thousands of Real
Beginning balance	15,733,575	57,866,759	15,722,147	57,710,202
Capital increase (i)	1,543	32,314	5,376	90,794
Final balance (ii)	15,735,118	57,899,073	15,727,523	57,800,996

(i) Capital increase related to the issue of shares.

(ii) The capital stock is totally subscribed and paid up.

(b)  Capital reserve

	Capital Reserves
	Treasury shares	Share Premium	Others capital reserves	Share-based Payments	Total

At December 31, 2018	(882,734)	53,662,811	700,898	1,300,219	54,781,194
Capital Increase	(952)	-	-	(86,118)	(87,070)
Purchase of shares and results from treasury shares	(866)	-	-	-	(866)
Share-based payments	-	-	-	118,411	118,411
At June 30, 2019	(884,552)	53,662,811	700,898	1,332,512	54,811,669

26

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

	Capital Reserves
	Treasury shares	Share Premium	Others capital reserves	Share-based Payments	Total

At December 31, 2019	(955,135)	53,662,811	700,898	1,402,888	54,811,462
Capital Increase	-	-	-	(32,314)	(32,314)
Purchase of shares and results from treasury shares	(2,259)	-	-	-	(2,259)
Share-based payments	-	-	-	100,222	100,222
At June 30, 2020	(957,394)	53,662,811	700,898	1,470,796	54,877,111

(b.1) Purchase of shares and result of treasury shares

The treasury shares comprise shares that were previously issued by the Company and then reacquired, and the result on treasury shares that refers to gains and losses related to share-based payment transactions and others.

Below are the changes to treasury shares:

	Purchase/disposal of shares		Result on Treasure Shares	Total Treasure Shares
	Thousands shares	Thousands Brazilian Real	Thousands shares	Thousands Brazilian Real

At December 31, 2018	1,028	(20,841)	(861,893)	(882,734)
Changes during the year	(717)	15,241	(17,059)	(1,818)
At June 30, 2019	311	(5,600)	(878,952)	(884,552)

	Purchase/disposal of shares		Result on Treasure Shares	Total Treasure Shares
	Thousands shares	Thousands Brazilian Real	Thousands shares	Thousands Brazilian Real

At December 31, 2019	3,622	(68,017)	(887,118)	(955,135)
Changes during the year	(1,582)	30,850	(33,109)	(2,259)
At June 30, 2020	2,040	(37,167)	(920,227)	(957,394)

(b.2) Share premium

The share premium refers to the difference between the subscription price that the shareholders paid for the shares and their nominal value. Since this is a capital reserve, it can only be used to increase capital, offset losses, redemptions, reimbursement or repurchase shares.

(b.3) Share-based payment

Different share-based payment programs and stock purchase option plans allow the senior Management from Ambev economic group to acquire shares of the Company.

27

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

The share-based payment reserve recorded a charge of R$103,954 at June 30, 2020 (R$118,812 at June 30, 2019) (Note 20 – Share-based payments).

(c)	Net income reserves
	Net income reserves
	Investments reserve	Statutory reserve	Fiscal incentive	Total
At December 31, 2018	6,617,327	4,456	8,719,584	15,341,367

At June 30, 2019	6,617,327	4,456	8,719,584	15,341,367

	Net income reserves
	Investments reserve	Statutory reserve	Fiscal incentive	Total
At December 31, 2019	10,798,106	4,456	10,071,706	20,874,268

At June 30, 2020	10,798,106	4,456	10,071,706	20,874,268

(c.1) Investments reserve

From net income after deductions, an amount not exceeding 60% of the adjusted net income is allocated to the investment reserve to support future investments.

(c.2) Statutory reserve

From net income, 5% will be applied before any other allocation to the statutory reserve, which cannot exceed 20% of capital stock. The Company is not required to supplement the statutory reserve in the year when the balance of this reserve plus the amount of capital reserves exceeds 30% of the capital stock.

(c.3) Tax incentives

The Company has tax incentives framed in certain state and federal industrial-development programs in the form of financing, deferred payment of taxes or partial reductions of the amount due. These programs aim to promote the expansion of employment generation, regional decentralization, complement and diversify the industrial base of the states. In these states, the grace periods, enjoyment and reductions are permitted under the tax law.

The portion of income for the period related to tax incentives, which will be allocated to the profit reserve at the end of the fiscal year on December 31, 2020 and therefore not being used as a basis for dividend distribution, was composed of:

	06/30/2020	06/30/2019
ICMS (brazilian state value-added tax)	754,360	925,859
Income tax	31,309	156,417
	785,669	1,082,276

28

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

(c.4) Interest on shareholders’ equity and dividends

Brazilian companies are permitted to distribute interest attributed to shareholders’ equity calculated based on the long-term interest rate (TJLP); this interest is tax-deductible, in accordance with the applicable law and, when distributed, may be considered part of the minimum mandatory dividends.

As determined by its by-laws, the Company is required to distribute to its shareholders, as a minimum mandatory dividend in respect of each fiscal year ending on December 31, an amount not less than 40% of its net income determined under Brazilian law, as adjusted in accordance with applicable law, unless payment of such amount would be incompatible with Ambev’s financial situation. The minimum mandatory dividend includes amounts paid as interest on shareholders’ equity.

There was no payment of dividends or interest on shareholders' equity in the six-month period ended June 30, 2019 and June 30, 2020.

29

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

(d) Carrying-value adjustments

	Carrying value adjustments
	Translation reserves	Cash flow hedge	Actuarial gains/ (losses)	Options granted on subsidiary	Gains/(losses) of non-controlling interest´s share	Business combination	Accounting adjustments for transactions between shareholders	Total
At December 31, 2018	4,089,221	777,123	(1,116,114)	(120,083)	19,558	156,091	(75,390,552)	(71,584,756)
Comprehensive income:
Gains/(losses) on translation of foreign operations	(379,332)	-	-	-	-	-	-	(379,332)
Cash flow hedges	-	(337,503)	-	-	-	-	-	(337,503)
Actuarial gains/(losses)	-	-	3,554	-	-	-	-	3,554
Total Comprehensive income	(379,332)	(337,503)	3,554	-	-	-	-	(713,281)
Gains/(losses) of controlling interest´s share	-	-	-	-	(247)	-	-	(247)
Tax on deemed dividends	-	-	-	-	(2,801)	-	-	(2,801)
At June 30, 2019	3,709,889	439,620	(1,112,560)	(120,083)	16,510	156,091	(75,390,552)	(72,301,085)

	Carrying value adjustments
	Translation reserves	Cash flow hedge	Actuarial gains/ (losses)	Options granted on subsidiary	Gains/(losses) of non-controlling interest´s share	Business combination	Accounting adjustments for transactions between shareholders	Total
At December 31, 2019	3,583,386	644,965	(1,220,882)	(120,083)	84,434	156,091	(75,402,375)	(72,274,464)
Comprehensive income:
Gains/(losses) on translation of foreign operations	9,145,108	-	-	-	-	-	-	9,145,108
Cash flow hedges	-	493,454	-	-	-	-	-	493,454
Actuarial gains/(losses)	-	-	(3,665)	-	-	-	-	(3,665)
Total Comprehensive income	9,145,108	493,454	(3,665)	-	-	-	-	9,634,897
Options granted on subsidiary	-	-	-	(4,700)	-	-	-	(4,700)
Gains/(losses) of controlling interest´s share	-	-	-	-	(510)	-	-	(510)
Tax on deemed dividends	-	-	-	-	(7,570)	-	-	(7,570)
At June 30, 2020	12,728,494	1,138,419	(1,224,547)	(124,783)	76,354	156,091	(75,402,375)	(62,652,347)
30

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

(d.1) Translation reserves

The translation reserves comprise all foreign currency exchange differences arising from the translation of the interim financial statements with functional currency different from the Real.

The translation reserves also comprise the portion of the gain or loss on the foreign currency liabilities and on the derivative financial instruments determined to be effective net investment hedges.

(d.2) Cash flow hedge reserves

The hedging reserves comprise the effective portion of the cumulative net change in the fair value of cash flow hedges to the extent the hedged risk has not yet impacted profit or loss (For additional information, see Note 21 – Financial instruments and risks).

(d.3) Actuarial gains and losses

The actuarial gains and losses include expectations with regards to future pension plan obligations. Consequently, the results of actuarial gains and losses are recognized on a timely basis considering the best estimate obtained by Management. Accordingly, the Company recognizes on a monthly basis the results of these estimated actuarial gains and losses based on the expectations presented in the independent actuarial report.

The actuarial gain of R$95,589 arising from the surplus that reverted to the sponsor (originating from Ambev Private Pension Institute) from the defined benefits plan was fully recorded under actuarial gains and losses.

(d.4) Options granted on subsidiary

As part of the agreement to acquire the shares of Tenedora, CND S.A. (“Tenedora”) an option to sell (“put”) was issued by Ambev in favor of ELJ and an option to purchase (“call”) was issued from ELJ in favor of Ambev, which may result in an acquisition by Ambev of the remaining shares of Tenedora, for a value based on EBITDA, discounted of net debt, from operations, with a put exercisable at any time. On January 18, 2018, ELJ partially exercised its put option related to approximately 30% of capital stock by Tenedora. As a result, the Company became the owner of approximately 85% of Tenedora. Additionally, it was approved to change the call-option term from 2019 to 2022.

On June 30, 2020 the put option held by ELJ was valued at R$3,906,986 (R$2,950,489 on December 31, 2019) and the liability categorized as “Level 3”, as under Note 21 (b) and in accordance with the IFRS 3. The fair value of this consideration deferred was calculated by using standard valuation techniques (present value of the principal amount and future interest rates, discounted by the market rate). The criteria used are based on market information and from reliable sources and the fair value is revaluated on an annual basis.

31

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

As part of the agreement to acquire the shares of Sucos do Bem, the Company has been granted a put option and a call option on minority shareholders' participation determined by gross revenue of its products and exercisable until 2020, with a few exceptions. On June 30, 2020 the put option was valued at R$68,563 (R$68,252 on December 31, 2019).

The reconciliation of changes in these options is presented in Note 21 – Financial instruments and risks.

(d.5) Accounting for acquisition of non-controlling interests

Transactions with non-controlling interests of the same business, even when performed at arm's length, that present valid economic grounds and reflect normal market conditions, will be consolidated by the same applicable accounting standards as are used within the same accounting entity.

As determined by IFRS 10, any difference between the amount paid (fair value) for the acquisition of non-controlling interests that is related to the carrying amount of such a non-controlling interest will be recognized directly in controlling shareholders’ equity. For the acquisition of the non-controlling interest related to Old Ambev, the above-mentioned adjustment was recognized in the carrying value adjustments when applicable, due to the adoption of the predecessor basis of accounting.

32

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

14.	SEGMENT REPORTING

(a) Reportable segments – Six-month period ended in:

	Brazil		CAC (i)		Latin America - South (ii)		Canada		Consolidated
	06/30/2020	06/30/2019	06/30/2020	06/30/2019	06/30/2020	06/30/2019	06/30/2020	06/30/2019	06/30/2020	06/30/2019

Net sales	12,379,805	13,490,542	2,811,859	3,147,906	4,983,806	4,810,121	4,042,457	3,336,690	24,217,927	24,785,259
Cost of sales	(5,931,332)	(5,666,986)	(1,338,242)	(1,364,189)	(2,534,270)	(1,839,647)	(1,641,222)	(1,198,180)	(11,445,066)	(10,069,002)
Gross profit	6,448,473	7,823,556	1,473,617	1,783,717	2,449,536	2,970,474	2,401,235	2,138,510	12,772,861	14,716,257
Distribution expenses	(1,949,444)	(1,811,909)	(302,141)	(313,056)	(682,153)	(526,027)	(760,694)	(625,898)	(3,694,432)	(3,276,890)
Sales and marketing expenses	(1,543,734)	(1,548,354)	(250,157)	(254,496)	(584,564)	(555,492)	(484,229)	(477,889)	(2,862,684)	(2,836,231)
Administrative expenses	(785,112)	(828,504)	(126,928)	(137,240)	(250,838)	(234,903)	(184,500)	(168,275)	(1,347,378)	(1,368,922)
Other operating income/(expenses)	303,352	413,442	(13,096)	56,200	(25,570)	(27,287)	(28,510)	(20,335)	236,176	422,020
Exceptional items	(48,282)	(21,831)	(26,779)	(3,025)	(37,843)	(27,466)	(39,090)	-	(151,994)	(52,322)
Income from operations (EBIT)	2,425,253	4,026,400	754,516	1,132,100	868,568	1,599,299	904,212	846,113	4,952,549	7,603,912
Net finance cost (iii)	(1,539,490)	(500,808)	72,796	(52,196)	(834,658)	(653,986)	(29,250)	(32,515)	(2,330,602)	(1,239,505)
Share of result of joint ventures	(2,877)	(1,893)	(6,063)	(1,781)	-	-	(13,914)	807	(22,854)	(2,867)
Income before income tax	882,886	3,523,699	821,249	1,078,123	33,910	945,313	861,048	814,405	2,599,093	6,361,540
Income tax expense	460,815	64,073	(229,503)	(332,538)	(5,974)	(415,943)	(341,863)	(312,163)	(116,525)	(996,571)
Net income	1,343,701	3,587,772	591,746	745,585	27,936	529,370	519,185	502,242	2,482,568	5,364,969

Normalized EBITDA	3,905,477	5,334,990	1,076,435	1,389,225	1,445,652	2,113,010	1,153,189	974,665	7,580,753	9,811,890
Exceptional items	(48,282)	(21,831)	(26,779)	(3,025)	(37,843)	(27,466)	(39,090)	-	(151,994)	(52,322)
Depreciation. amortization and impairment	(1,431,942)	(1,286,759)	(295,140)	(254,100)	(539,241)	(486,245)	(209,887)	(128,552)	(2,476,210)	(2,155,656)
Net finance cost (iii)	(1,539,490)	(500,808)	72,796	(52,196)	(834,658)	(653,986)	(29,250)	(32,515)	(2,330,602)	(1,239,505)
Share of result of joint ventures	(2,877)	(1,893)	(6,063)	(1,781)	-	-	(13,914)	807	(22,854)	(2,867)
Income tax expense	460,815	64,073	(229,503)	(332,538)	(5,974)	(415,943)	(341,863)	(312,163)	(116,525)	(996,571)
Net income	1,343,701	3,587,772	591,746	745,585	27,936	529,370	519,185	502,242	2,482,568	5,364,969

Normalized EBITDA margin in %	31.5%	39.5%	38.3%	44.1%	29.0%	43.9%	28.5%	29.2%	31.3%	39.6%

Acquisition of property, plant and equipment	1,658,749	836,910	200,519	258,886	166,270	266,662	127,914	79,354	2,153,452	1,441,812

33

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

(continued)

	Brazil		CAC (i)		Latin America - South (ii)		Canada		Consolidated
	06/30/2020	12/31/2019	06/30/2020	12/31/2019	06/30/2020	12/31/2019	06/30/2020	12/31/2019	06/30/2020	12/31/2019

Segment assets	44,048,904	44,161,917	14,365,913	11,393,314	18,120,716	14,453,984	17,078,966	12,034,975	93,614,499	82,044,190
Intersegment elimination									(2,719,061)	(2,286,215)
Non-segmented assets									30,497,570	21,984,969
Total assets									121,393,008	101,742,944

Segment liabilities	19,310,827	19,907,373	4,294,925	3,932,812	4,258,051	4,411,757	6,086,779	4,078,743	33,950,582	32,330,685
Intersegment elimination									(2,719,057)	(2,286,406)
Non-segmented liabilities									90,161,483	71,698,665
Total liabilities									121,393,008	101,742,944

(i) CAC: includes operations in Dominican Republic, Saint Vincent, Antigua, Dominica, Cuba, Guatemala, El Salvador, Nicaragua, Honduras, Barbados and Panama.

(ii) Latin America – South: includes operations in Argentina, Bolivia, Chile, Paraguay and Uruguay.

(iii) Amounts adjusted for comparative purposes.

34

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

(b) Reportable segments – three-month periods ended in:

	Brazil		CAC (i)		Latin America - South (ii)		Canada		Consolidated
	06/30/2020	06/30/2019	06/30/2020	06/30/2019	06/30/2020	06/30/2019	06/30/2020	06/30/2019	06/30/2020	06/30/2019

Net sales	5,854,660	6,276,170	1,387,433	1,685,781	1,863,625	2,139,957	2,509,612	2,043,225	11,615,330	12,145,133
Cost of sales	(2,981,260)	(2,609,402)	(659,876)	(720,860)	(1,119,650)	(886,037)	(1,041,091)	(745,002)	(5,801,877)	(4,961,301)
Gross profit	2,873,400	3,666,768	727,557	964,921	743,975	1,253,920	1,468,521	1,298,223	5,813,453	7,183,832
Distribution expenses	(931,439)	(864,266)	(148,173)	(165,179)	(315,907)	(253,201)	(447,600)	(367,522)	(1,843,119)	(1,650,168)
Sales and marketing expenses	(716,108)	(781,048)	(99,222)	(116,177)	(261,175)	(271,917)	(230,640)	(265,808)	(1,307,145)	(1,434,950)
Administrative expenses	(378,505)	(446,206)	(75,738)	(66,380)	(130,042)	(114,545)	(97,747)	(80,269)	(682,032)	(707,400)
Other operating income/(expenses)	140,884	180,052	(18,416)	51,500	(42,220)	(27,325)	(15,341)	(13,460)	64,907	190,767
Exceptional items	(35,895)	(14,408)	(22,998)	(415)	(32,910)	(19,079)	(36,116)	-	(127,919)	(33,902)
Income from operations (EBIT)	952,337	1,740,892	363,010	668,270	(38,279)	567,853	641,077	571,164	1,918,145	3,548,179
Net finance cost (iii)	(470,459)	(177,958)	(48,786)	(35,544)	(276,103)	(347,516)	1,613	(6,419)	(793,735)	(567,437)
Share of result of joint ventures	(1,217)	(959)	(6,275)	(291)	-	-	(8,745)	519	(16,237)	(731)
Income before income tax	480,661	1,561,975	307,949	632,435	(314,382)	220,337	633,945	565,264	1,108,173	2,980,011
Income tax expense	404,815	133,874	(109,781)	(167,734)	100,348	(132,971)	(232,239)	(197,279)	163,143	(364,110)
Net income	885,476	1,695,849	198,168	464,701	(214,034)	87,366	401,706	367,985	1,271,316	2,615,901

Normalized EBITDA	1,727,460	2,393,182	553,328	811,112	276,674	841,291	790,800	645,654	3,348,262	4,691,239
Exceptional items	(35,895)	(14,408)	(22,998)	(415)	(32,910)	(19,079)	(36,116)	-	(127,919)	(33,902)
Depreciation. amortization and impairment	(739,228)	(637,882)	(167,320)	(142,427)	(282,043)	(254,359)	(113,607)	(74,490)	(1,302,198)	(1,109,158)
Net finance cost (iii)	(470,459)	(177,958)	(48,786)	(35,544)	(276,103)	(347,516)	1,613	(6,419)	(793,735)	(567,437)
Share of result of joint ventures	(1,217)	(959)	(6,275)	(291)	-	-	(8,745)	519	(16,237)	(731)
Income tax expense	404,815	133,874	(109,781)	(167,734)	100,348	(132,971)	(232,239)	(197,279)	163,143	(364,110)
Net income	885,476	1,695,849	198,168	464,701	(214,034)	87,366	401,706	367,985	1,271,316	2,615,901

Normalized EBITDA margin in %	29.5%	38.1%	39.9%	48.1%	14.8%	39.3%	31.5%	31.6%	28.8%	38.6%

(i) CAC: includes operations in Dominican Republic, Saint Vincent, Antigua, Dominica, Cuba, Guatemala, El Salvador, Nicaragua, Honduras, Barbados and Panama.

(ii) Latin America – South: includes operations in Argentina, Bolivia, Chile, Paraguay and Uruguay.

(iii) Amounts adjusted for comparative purposes.

35

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

(c) Additional information – by business unit:

				Six-month period ended:						Three-month period ended:
	Brazil						Brazil
	Beer		Soft drink and Non-alcoholic and non-carbonated		Total		Beer		Soft drink and Non-alcoholic and non-carbonated		Total
	06/30/2020	06/30/2019	06/30/2020	06/30/2019	06/30/2020	06/30/2019	06/30/2020	06/30/2019	06/30/2020	06/30/2019	06/30/2020	06/30/2019

Net sales	10,583,210	11,429,326	1,796,595	2,061,216	12,379,805	13,490,542	5,128,583	5,296,505	726,077	979,665	5,854,660	6,276,170
Cost of sales	(4,974,984)	(4,704,597)	(956,348)	(962,389)	(5,931,332)	(5,666,986)	(2,573,628)	(2,206,364)	(407,632)	(403,038)	(2,981,260)	(2,609,402)
Gross profit	5,608,226	6,724,729	840,247	1,098,827	6,448,473	7,823,556	2,554,955	3,090,141	318,445	576,627	2,873,400	3,666,768
Distribution expenses	(1,607,040)	(1,484,371)	(342,404)	(327,538)	(1,949,444)	(1,811,909)	(782,214)	(706,243)	(149,225)	(158,023)	(931,439)	(864,266)
Sales and marketing expenses	(1,375,608)	(1,359,571)	(168,126)	(188,783)	(1,543,734)	(1,548,354)	(628,327)	(663,368)	(87,781)	(117,680)	(716,108)	(781,048)
Administrative expenses	(663,303)	(711,588)	(121,809)	(116,916)	(785,112)	(828,504)	(315,273)	(383,262)	(63,232)	(62,944)	(378,505)	(446,206)
Other operating income/(expenses)	248,004	270,226	55,348	143,216	303,352	413,442	117,151	94,662	23,733	85,390	140,884	180,052
Exceptional items	(48,306)	(21,831)	24	-	(48,282)	(21,831)	(35,919)	(15,542)	24	1,134	(35,895)	(14,408)
Income from operations (EBIT)	2,161,973	3,417,594	263,280	608,806	2,425,253	4,026,400	910,373	1,416,388	41,964	324,504	952,337	1,740,892
Net finance cost (i)	(1,539,490)	(486,956)	-	(13,852)	(1,539,490)	(500,808)	(470,459)	(170,457)	-	(7,501)	(470,459)	(177,958)
Share of result of joint ventures	(2,877)	(1,893)	-	-	(2,877)	(1,893)	(1,217)	(959)	-	-	(1,217)	(959)
Income before income tax	619,606	2,928,745	263,280	594,954	882,886	3,523,699	438,697	1,244,972	41,964	317,003	480,661	1,561,975
Income tax expense	460,815	64,073	-	-	460,815	64,073	404,815	133,874	-	-	404,815	133,874
Net income	1,080,421	2,992,818	263,280	594,954	1,343,701	3,587,772	843,512	1,378,846	41,964	317,003	885,476	1,695,849

Normalized EBITDA	3,464,759	4,561,901	440,718	773,089	3,905,477	5,334,990	1,598,509	1,983,746	128,951	409,436	1,727,460	2,393,182
Exceptional items	(48,306)	(21,831)	24	-	(48,282)	(21,831)	(35,919)	(15,542)	24	1,134	(35,895)	(14,408)
Depreciation, amortization and impairment	(1,254,480)	(1,122,476)	(177,462)	(164,283)	(1,431,942)	(1,286,759)	(652,217)	(551,816)	(87,011)	(86,066)	(739,228)	(637,882)
Net finance cost (i)	(1,539,490)	(486,956)	-	(13,852)	(1,539,490)	(500,808)	(470,459)	(170,457)	-	(7,501)	(470,459)	(177,958)
Share of result of joint ventures	(2,877)	(1,893)	-	-	(2,877)	(1,893)	(1,217)	(959)	-	-	(1,217)	(959)
Income tax expense	460,815	64,073	-	-	460,815	64,073	404,815	133,874	-	-	404,815	133,874
Net income	1,080,421	2,992,818	263,280	594,954	1,343,701	3,587,772	843,512	1,378,846	41,964	317,003	885,476	1,695,849

Normalized EBITDA margin in %	32.7%	39.9%	24.5%	37.5%	31.5%	39.5%	31.2%	37.5%	17.8%	41.8%	29.5%	38.1%

(i) Amounts adjusted for comparative purposes.

36

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

15.	NET SALES

Reconciliation between gross sales and net sales:

	Six-month period ended:		Three-month period ended:
	06/30/2020	06/30/2019	06/30/2020	06/30/2019
Gross sales and/or services	35,831,096	36,392,191	17,088,478	17,622,376
Excise duty	(7,644,995)	(7,819,976)	(3,705,016)	(3,722,569)
Discounts	(3,968,174)	(3,786,956)	(1,768,132)	(1,754,674)
	24,217,927	24,785,259	11,615,330	12,145,133

16.	OTHER OPERATING INCOME / (EXPENSES)

	Six-month period ended:		Three-month period ended:
	06/30/2020	06/30/2019	06/30/2020	06/30/2019
Government grants/NPV of long term fiscal incentives	274,561	395,198	118,005	191,101
(Additions)/reversals of provisions	(28,249)	(8,344)	(25,699)	(11,104)
Gains/(losses) on disposal of property, plant and equipment, intangible assets and operation of associates	(1,277)	12,829	(17,228)	10,161
Other operating income/(expenses), net	(8,859)	22,337	(10,171)	609
	236,176	422,020	64,907	190,767

Government grants are not recognized until there is reasonable assurance that the Company will meet related conditions and that the grants will be received. Government grants are systematically recognized in income during the periods in which the Company recognizes as expenses the related costs that the grants are intended to offset.

17.	EXCEPTIONAL ITEMS

	Six-month period ended:		Three-month period ended:
	06/30/2020	06/30/2019	06/30/2020	06/30/2019
Costs arising from business combinations	(16,716)	-	(16,716)	-
Restructuring (i)	(50,035)	(51,020)	(36,155)	(32,809)
Effect of application of IAS 29 (hyperinflation)	(461)	(1,302)	(461)	(1,093)
COVID-19 impacts (ii)	(71,479)	-	(61,284)	-
Recall Stella	(13,303)	-	(13,303)	-
	(151,994)	(52,322)	(127,919)	(33,902)

(i) The restructuring expenses recognized refer mainly to the realignment of the structures and processes in the Latin America geographical segment, CAC and Brazil.

(ii) Covid-19 expenses refer to additional expenses to ensure the safety of our people - additional expenses with alcohol in gel, masks and additional cleaning at our facilities and donations realized to others institutions.

37

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

18.	FINANCE EXPENSES AND INCOME

(a)    Finance expenses

	Six-month period ended:		Three-month period ended:
	06/30/2020	06/30/2019	06/30/2020	06/30/2019
Interest expense	(858,589)	(774,230)	(432,118)	(382,933)
Capitalized borrowings	(75)	-	(75)	-
Net Interest on pension plans	(54,102)	(50,521)	(28,539)	(25,429)
Losses on hedging instruments and exclusive investment funds (i)	(1,147,959)	(398,649)	(202,551)	(203,720)
Interest on provision for disputes and litigations	(67,881)	(23,805)	(51,607)	(7,439)
Exchange variation	(334,501)	(129,994)	(138,879)	(4,434)
Interest and foreign exchange rate on loans	(18,003)	(30,605)	(9,395)	(8,921)
Financial instruments at fair value through profit or loss	(4,266)	(2,133)	(2,133)	(2,133)
Tax on financial transactions	(135,527)	(72,650)	(48,924)	(18,717)
Bank guarantee expenses	(100,971)	(69,470)	(65,137)	(41,142)
Other financial results	(91,110)	(126,027)	(50,983)	(23,455)
	(2,812,984)	(1,678,084)	(1,030,341)	(718,323)

Non-recurring finance cost	-	(99,017)	-	(99,017)
	(2,812,984)	(1,777,101)	(1,030,341)	(817,340)

(i) The variation refers, for the most part, to the Equity Swap, which changes according to the change in the share price.

Interest expenses are presented net of the effect of interest rate derivative financial instruments which mitigate Ambev’s interest rate risk (Note 21 – Financial instruments and risks). The interest expenses were as follows:

	Six-month period ended:		Three-month period ended:
	06/30/2020	06/30/2019	06/30/2020	06/30/2019
Financial instruments measured at amortized cost	(260,171)	(264,225)	(144,068)	(137,032)
Financial instruments at fair value through profit or loss	(598,418)	(510,005)	(288,050)	(245,901)
	(858,589)	(774,230)	(432,118)	(382,933)

(b)    Finance income

	Six-month period ended:		Three-month period ended:
	06/30/2020	06/30/2019	06/30/2020	06/30/2019
Interest income	297,404	290,924	149,829	155,654
Financial instruments at fair value through profit or loss	-	36,676	-	266
Other financial results	20,055	25,421	1,995	6,120
	317,459	353,021	151,824	162,040

Effect of application of IAS 29 (hyperinflation)	164,923	184,575	84,782	87,863
	482,382	537,596	236,606	249,903

38

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

Interest income arose from the following financial assets:

	Six-month period ended:		Three-month period ended:
	06/30/2020	06/30/2019	06/30/2020	06/30/2019
Cash and cash equivalents	132,733	202,267	48,733	106,135
Investment securities held for trading	445	4,133	321	-
Other receivables	164,226	84,524	100,775	49,519
	297,404	290,924	149,829	155,654

19.    INCOME TAX AND SOCIAL CONTRIBUTION

Income taxes reported in the income statement were as follows:

	Six-month period ended:		Three-month period ended:
	06/30/2020	06/30/2019	06/30/2020	06/30/2019
Income tax expense - current	(726,978)	(1,786,709)	(431,945)	(807,524)

Deferred tax expense on temporary differences	269,881	671,275	398,663	326,124
Deferred tax over taxes losses carryforwards movements in the current period	340,572	118,863	196,425	117,290
Total deferred tax (expense)/income	610,453	790,138	595,088	443,414

Total income tax expenses	(116,525)	(996,571)	163,143	(364,110)

The reconciliation from the weighted nominal to the effective tax rate is summarized as follows:

	Six-month period ended:		Three-month period ended:
	06/30/2020	06/30/2019	06/30/2020	06/30/2019
Profit before tax	2,599,093	6,361,540	1,108,173	2,980,011
Adjustment on taxable basis
Others non-taxable income	(562,955)	(367,854)	(308,533)	(299,933)
Government grants related to sales taxes	(754,360)	(925,859)	(349,375)	(438,673)
Share of result of joint ventures	22,854	2,867	16,237	731
Non-deductible expenses	153,250	225,206	97,038	66,111
Complement of income tax of foreign subsidiaries due in Brazil	284,949	251,522	232,182	128,854
	1,742,831	5,547,422	795,722	2,437,101
Aggregated weighted nominal tax rate	26.56%	29.33%	23.97%	28.93%
Taxes payable – nominal rate	(462,919)	(1,626,877)	(190,697)	(705,114)
Adjustment on tax expense
Income tax Incentives	31,309	156,417	16,173	114,717
Deductible interest on shareholders' equity	675,345	755,981	533,956	386,945
Tax savings from goodwill amortization	38,731	41,817	19,365	19,365
Withholding income tax	(415,047)	(233,797)	(173,419)	(168,688)
Recognition/(write-off) of deferred charges on tax losses	(60,492)	(47,571)	(14,422)	(17,339)
Effect of application of IAS 29 (hyperinflation)	(29,552)	(38,203)	(9,999)	(19,957)
Others with reduced taxation	106,100	(4,338)	(17,814)	25,961
Income tax and social contribution expense	(116,525)	(996,571)	163,143	(364,110)
Effective tax rate	4.48%	15.67%	-14.72%	12.22%

39

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

The main events that impacted the effective tax rate in the period were:

▪	Government subsidy on sales taxes: Related to regional incentives and local production, which, when reinvested, are not taxed for income tax and social contribution purposes; this explains the impact on the effective tax rate. The amount above is impacted by the fluctuation in volume, price and eventual variation on state VAT (ICMS).

▪	Complement of income tax of foreign subsidiaries due in Brazil: shows the result of the calculation of universal taxation of profits, according to the regulations of Law 12.973/14.

▪	Withholding income tax: The amount is mainly related to dividends distributed and to be distributed by subsidiaries located outside of Brazil, applicable according to local tax legislation. The increase in the amount in 2020 is mainly due to the exchange rate variation of the balances held in liabilities

▪	Deductible interest on shareholders’ equity: under Brazilian law, companies have an option to remunerate their shareholders through payment of interest on capital (“IOC”), which is deductible for income tax purposes.

20.	SHARE-BASED PAYMENTS

There are different stock-option and share-based payment programs which allow the employees and senior Management from the Company and its subsidiaries to acquire (through of exercise of the stock option) or receive shares of the Company. For all stock option programs, the fair value of the shares is estimated at the options grant date, using the “Hull Binomial” pricing model, adjusted to reflect the IFRS 2 requirement that assumptions about forfeiture before the end of the vesting period cannot impact the fair value of the option.

This current model of stock option, ruled by the Company’s stock option plan (“Stock Option Plan”), includes two types of grants: (I) Grant 1- the beneficiary can be allocated 30%, 40%, 60%, 70% or 100% of the amount related to the profit share the beneficiary received in the year, to the immediate exercise of options, thus acquiring the corresponding shares of the Company, which transfer to third parties or the Company will only be allowed after the five-year period counted from the date of exercise of the options; and (II) Grant 2 - the beneficiary may exercise the options after a five-year grace period, for a period of five years.

In addition, the Company has implemented a share-based compensation plan (“the Share-Based Plan”) under which certain employees and members of the Management of the Company or its subsidiaries are eligible to receive shares of the Company including in the form of ADRs. The shares that are subject to the Share-Based Plan are designated as "restricted shares".

40

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

Additionally, as a mean of creating a long term incentive (wealth incentive) for certain senior employees and members of Management considered as having “high potential,” the Company grants, under the Share-Based Plan, shares to be delivered in the future divided in two separate lots (Lot A and Lot B), which will be delivered to the participants of the relevant program, subject to maturation periods of five and ten years, respectively.

The weighted average fair value of the options and assumptions used in applying the Company’s option pricing model of 2020 and 2019 grants was as follows:

In R$	06/30/2020	(i)	12/31/2019	(i)

Fair value of options granted	4.04		4.50
Share price	18.05		17.66
Exercise price	18.05		17.66
Expected volatility	22.3%		23.8%
Vesting year	5		5
Expected dividends	5%		5%
Risk-free interest rate	6.8%	(ii)	7.8%	(ii)

(i)     Information based on weighted average plans granted, except for the expected dividends and risk-free interest rate.

(ii) The percentages include the grants of stock options and ADRs during the period, in which the risk-free interest rate of ADRs are calculated in U.S. dollars.

The total number of outstanding options developed was as follows:

Thousand options	06/30/2020	12/31/2019

Options outstanding at January 1st	141,736	141,328
Options issued during the period	22	24,593
Options exercised during the period	(2,703)	(7,849)
Options forfeited during the period	(2,869)	(16,336)
Options outstanding at ended period	136,186	141,736

The range of exercise prices of the outstanding options was between R$9.36 (R$0.001 on December 31, 2019) and R$40.10 (R$34.37 on December 31, 2019) and the weighted average remaining contractual life was approximately 6.19 years (6.33 years on December 31, 2019).

Of the 136,186 thousand outstanding options (141,736 thousand on December 31, 2019), 43,142 thousand options were vested on June 30, 2020 (46,640 thousand on December 31, 2019).

41

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

The weighted average exercise price of the options was as follows:

In R$ per share	06/30/2020	12/31/2019

Options outstanding at January 1 st	18.53	16.16
Options issued during the period	18.05	18.05
Options forfeited during the period	19.62	21.24
Options exercised during the period	6.77	9.07
Options outstanding at the end of the period	19.39	18.53
Options exercisable at the end of the period	21.88	19.12

For the options exercised during the period ended June 30, 2020, the weighted average share price on the exercise date was R$15.84 (R$18.68 as at December 31, 2019).

To settle the exercised stock options, the Company may use treasury shares. The current limit of authorized capital is considered sufficient to meet all stock option plans if the issue of new shares is required to meet the grants awarded in the programs.

During the period, the Company did not grant deferred stocks under the stock option plan (as at December 2019, 208,000 deferred stocks had been granted related to the exercise of stock options granted in the previous years, and such shares were valued based on the share price of the trading session immediately prior to the stock option grant, representing a fair value of R$3,787 on December 31, 2019). Such deferred stock options are subject to a vesting period of five years from the date of their grant.

During the period, the Company granted 1,565,000 (11,838,000 as at December 31, 2019) restricted shares under the Share-Based Plan, which are valued based on the share price of the trading session immediately prior to the grant of shares, representing a fair value of approximately R$28,866 on June 30, 2020 (R$211,728 as at December 31, 2019). Such restricted share units are subject to a grace period of five years counted from the date of the grant.

The total number of shares purchased or granted by employees, according to each category, under the Stock Option Plan and Share-Based Plan is demonstrated below; the grant of these shares will be performed in the future under certain conditions (deferred stock and restricted shares).

Thousand deferred shares	06/30/2020	12/31/2019

Deferred shares outstanding at January 1st	7,926	12,308
New deferred shares during the period	-	208
Deferred shares granted during the period	(1,543)	(4,167)
Deferred shares forfeited during the period	(80)	(423)
Deferred shares outstanding at at the end of the period	6,303	7,926

42

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

Thousand restricted shares	06/30/2020	12/31/2019

Restricted shares outstanding at January 1st	23,836	12,656
New restricted shares during the period	1,565	11,838
Restricted shares forfeited during the period	(368)	(658)
Restricted shares outstanding at the end of the period	25,033	23,836

Additionally, certain employees and managers of the Company received options to acquire AB Inbev shares, the compensation cost of which is recognized in the income statement against equity.

The transactions with share-based payments described above generated an expense of R$98,977 on June 30, 2020 (R$129,633 on June 30, 2019), recorded as administrative expenses.

21.	FINANCIAL INSTRUMENTS AND RISKS

Risk factors

The Company is exposed to foreign currency, interest rate, commodity price, liquidity and credit risk in the ordinary course of business. The Company analyzes each of these risks both individually and to define strategies to manage the economic impact on the Company’s performance consistent with its Financial Risk Management Policy.

The Company’s use of derivatives strictly follows the Financial Risk Management Policy approved by the Board of Directors. The purpose of the policy is to provide guidelines for the management of financial risks inherent to the capital markets in which Ambev carries out its operations. The policy comprises four main aspects: (i) capital structure, financing and liquidity, (ii) transactional risks related to the business, (iii) financial statements translation risks and (iv) credit risks of financial counterparties.

The policy establishes that all the financial assets and liabilities in each country where Ambev operates must be denominated in their respective local currencies. The policy also sets forth the procedures and controls needed for identifying, measuring and minimizing market risks, such as variations in foreign exchange rates, interest rates and commodities (mainly aluminum, wheat, corn and sugar) that may affect Ambev’s revenues, costs and/or investment amounts. The policy states that all the known risks (e.g. foreign currency and interest) will be hedged by contracting derivative financial instruments. Existing risks not yet recorded (e.g. future contracts for the purchase of raw material or property, plant and equipment) are mitigated using projections for the period necessary for the Company to adapt to the new cost scenario, which may vary from ten to fourteen months, also through the use of derivative financial instruments. Most of the translation risks are not hedged. Any exception to the policy must be approved by the Board of Directors.

43

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

Derivative financial instruments

Derivative financial instruments authorized by the Financial Risk Management Policy are futures contracts traded on exchanges, full deliverable forwards, non-deliverable forwards, swaps and options. At June 30, 2020, the Company and its subsidiaries had no target forward, swaps with currency verification or any other derivative operations representing a risk level above the nominal value of their contracts. The derivative operations are managed on a consolidated basis and are classified by strategies according to their purposes, as follows:

i) Cash-flow-hedge derivative instruments – The highly probable forecast transactions contracted in order to minimize the Company's exposure to fluctuations of exchange rates and prices of raw materials, investments, equipment and services to be procured, are protected by cash flow hedges that will occur at various different dates during the next fourteen months. Gains and losses classified as hedging reserve in equity are recognized in the income statement in the period or periods when the forecast and hedged transaction affects the income statement.

ii) Fair-value-hedge derivative instruments – operations contracted with the purpose of mitigating the Company’s net indebtedness against foreign exchange and interest rate risk. Cash net positions and foreign currency debts are continually assessed for identification of new exposures.

The results of these operations, measured according to their fair value, are recognized in financial results.

iii) Net-investment-hedge derivative instruments – transactions entered into in order to minimize exposure of the exchange differences arising from conversion of net investment in the Company's subsidiaries located abroad for translation account balance. The effective portion of the hedge is allocated to equity and the ineffectiveness portion is recorded directly in financial income statement when identified.

The following tables summarize the exposure of the Company that were identified and protected in accordance with the Company's Risk Policy. The following denominations have been applied:

Operational Hedge: Refers to the exposures arising from the core business of Ambev, such as purchase of inputs, purchase of fixed assets and service contracts linked to foreign currency, which is protected through the use of derivatives.

Financial Hedge: Refers to the exposures arising from cash and financing activities, such as foreign-currency cash and foreign-currency debt, which is protected through the use of derivatives.

44

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

Investment hedge abroad: Refers mainly to exposures arising from cash held in foreign currency in foreign subsidiaries whose functional currency is different from the consolidation currency.

Investment hedge - Put option granted on subsidiary: As detailed in Note 13 (d.4) the Company constituted a liability related to acquisition of a non-controlling interest of the operations in the Dominican Republic. This financial instrument is denominated in Dominican Pesos and is recorded by an entity, whose functional currency is the Real. The Company assigned this financial instrument as a hedging instrument for part of its net assets located in the Dominican Republic, in such a manner that the hedge result can be recorded in other comprehensive income of the group, following the result of the hedged item.

45

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

Transactions protected by derivative financial instruments in accordance with the Financial Risk Management Policy

						Six-month period ended: 06/30/2020			Three-month period ended: 06/30/2020
				Fair Value		Gain / (Losses)			Gain / (Losses)
Exposure	Risk		Notional	Assets	Liability	Finance Result	Operational Result	Equity	Finance Result	Operational Result	Equity

Cost		(14,100,495)	13,837,647	390,550	(374,927)	(322,664)	667,962	1,322,789	(33,827)	353,692	190,717
	Commodity	(2,999,400)	2,736,552	3,397	(319,463)	(84,426)	(90,889)	(284,738)	(54,297)	(70,677)	50,195
	American Dollar	(10,726,182)	10,726,182	348,340	(43,899)	(242,571)	784,803	1,625,751	17,890	431,203	170,241
	Euro	(184,192)	184,192	4,301	(257)	(2,750)	1,767	10,143	(827)	2,288	(2,965)
	Mexican Pesos	(190,721)	190,721	34,512	(11,308)	7,083	(27,719)	(28,367)	3,407	(9,122)	(26,754)

Fixed Assets		(1,051,665)	1,051,665	16,435	(10,307)	(373,148)	56,741	162,013	(274,301)	24,710	125,368
	American Dollar	(1,051,665)	1,051,665	16,435	(10,307)	(373,148)	56,741	162,013	(274,301)	24,710	125,368

Expenses		(352,451)	352,451	5,273	(1,606)	(1,083)	1,457	470	(602)	983	292
	American Dollar	(352,451)	352,451	5,273	(1,606)	(1,083)	1,457	470	(602)	983	292

Debts		(435,241)	-	-	-	-	-	-	-	-	-
	American Dollar	(206,889)	-	-	-	-	-	-	-	-	-
	Interest rate	(228,352)	-	-	-	-	-	-	-	-	-

Equity Instrument		(949,566)	959,596	28,103	(184,078)	(445,521)	-	-	95,704	-	-
	Stock exchange prices	(949,566)	959,596	28,103	(184,078)	(445,521)	-	-	95,704	-	-

Foreign Investments		545,255	(545,255)	4,468	-	4,201	-	200	4,201	-	200
	American Dollar	545,255	(545,255)	4,468	-	4,201	-	200	4,201	-	200
June 30, 2020		(16,344,163)	15,656,104	444,829	(570,918)	(1,138,215)	726,160	1,485,472	(208,825)	379,385	316,577

46

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

				12/31/2019		Six-month period ended: 06/30/2020			Three-month period ended: 06/30/2019
				Fair Value		Gain / (Losses)			Gain / (Losses)
Exposure	Risk		Notional	Assets	Liability	Finance Result	Operational Result	Equity	Finance Result	perational Result	Equity

Cost		(11,823,740)	11,630,267	122,211	(266,416)	(424,210)	660,524	70,879	(236,750)	275,373	(221,741)
	Commodity	(2,293,500)	2,100,027	36,767	(74,796)	(20,543)	(65,986)	(18,136)	(9,766)	(51,328)	(76,811)
	American Dollar	(9,192,368)	9,192,368	44,319	(188,568)	(401,294)	759,515	126,405	(226,427)	340,935	(131,565)
	Euro	(177,565)	177,565	-	(3,052)	(1,426)	(2,701)	(6,279)	(457)	(1,062)	(618)
	Mexican Pesos	(160,307)	160,307	41,125	-	(947)	(30,304)	(31,111)	(100)	(13,172)	(12,747)

Fixed Assets		(816,909)	816,909	11,394	(53,782)	(119,996)	1,769	41,863	(61,586)	(50,747)	(32,916)
	American Dollar	(816,909)	816,909	11,394	(53,782)	(119,996)	1,769	41,863	(61,586)	(50,747)	(32,916)

Expenses		(262,098)	262,098	2,229	(17,268)	(35,414)	564	12,249	(18,177)	(561)	(9,715)
	American Dollar	(262,098)	262,098	2,229	(17,268)	(35,416)	722	12,355	(18,177)	(561)	(9,715)
	Rupee	-	-	-	-	2	(158)	(106)	-	-	-

Cash		-	-	-	-	(62)	-	-	(61)	-	-
	Interest rate	-	-	-	-	(62)	-	-	(61)	-	-

Debts		(362,773)	-	-	-	5,306	-	-	4,682	-	-
	American Dollar	(114,358)	-	-	-	-	-	-	-	-	-
	Interest rate	(248,415)	-	-	-	5,306	-	-	4,682	-	-

Equity Instrument		(1,873,396)	1,057,829	37,534	(17,904)	195,610	-	-	116,554	-	-
	Stock Exchange Prices	(1,873,396)	1,057,829	37,534	(17,904)	195,610	-	-	116,554	-	-

Foreign Investments		-	-	-	-	-	(28,487)	28,487	-	(28,487)	28,487
	American Dollar	-	-	-	-	-	(28,487)	28,487	-	(28,487)	28,487
Total		(15,138,916)	13,767,103	173,368	(355,370)	(378,766)	634,370	153,478	(195,338)	195,578	(235,885)
47

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

I.	Market risk

a.1) Foreign-currency risk

The Company is exposed to foreign currency risk on borrowings, investments, purchases, dividends and/or interest expense and income whenever they are denominated in a currency other than the functional currency of the subsidiary. The main derivative financial instruments used to manage foreign currency risk are futures contracts, swaps, options, non-deliverable forwards and full deliverable forwards.

a.2) Commodity risk

A significant portion of the Company’s inputs comprise commodities which historically have experienced substantial price fluctuations. The Company therefore uses both fixed price purchasing contracts and derivative financial instruments to minimize its exposure to commodity price volatility of aluminum, sugar, wheat and corn. These derivative financial instruments have been designated as cash-flow hedges.

a.3) Interest rate risk

The Company applies a dynamic interest rate hedging approach whereby the target mix between fixed and floating rate debts is reviewed periodically with purpose of achieving an optimal balance between cost of funding and volatility of financial results, taking into account market conditions as well as the Company’s overall business strategy and this strategy is reviewed periodically.

48

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

The table below demonstrates the Company’s exposure related to debts, before and after interest rates hedging strategy, within the limits established by our risk policy. In 2020, the Company is not applying hedge for the exposures described below:

	06/30/2020
	Risk
	Interest rate	Amount in Brazilian Real
Brazilian Real	5.4%	3,068,213
Working capital in Argentinean Peso	24.9%	647,478
Argentinean Peso	23.7%	10,475
Dominican Peso	9.8%	361,101
Guatemala´s Quetzal	8.4%	15,530
Others	7.1%	31,803
Bolivian Peso	6.6%	15,873
Working capital in Bolivian Peso	4.8%	43,275
American Dollar	3.5%	77,655
Canadian Dollar	3.5%	340,766
Interest rate pre-set		4,612,169

Brazilian Real	4.9%	1,511,254
American Dollar	4.1%	129,234
Canadian Dollar	3.2%	809,217
Euro	1.5%	411,708
Interest rate post fixed		2,861,413

	12/31/2019
	Risk
	Interest rate	Amount in Brazilian Real
Brazilian Real	10.4%	2,006,718
Working capital in Argentinean peso	94.0%	24
Dominican Peso	10.0%	209,737
American Dollar	4.7%	19,054
Guatemala´s Quetzal	6.3%	12,009
Canadian Dollar	3.5%	243,738
Others	9.2%	126,252
Interest rate pre-set		2,617,532

Brazilian Real	9.3%	171,809
American Dollar	4.1%	95,304
Canadian Dollar	2.7%	472
Interest rate post fixed		267,585

a.4) Terms and debt repayment schedule

						06/30/2020
	Carrying amount	Less than 1 year	1-2 years	2-3 years	3-5 years	More than
						5 years
Trade and other payables(i)	25,734,713	20,667,996	4,142,842	132,796	310,928	480,151
Secured bank loans	3,887,079	3,624,044	67,357	53,030	45,708	96,940
Unsecured bank loans	323,193	13,953	309,240	-	-	-
Debentures and Bonds	107,580	-	107,580	-	-	-
Unsecured other loans	154,153	38,527	41,997	30,650	5,314	37,665
Lease liabilities	2,310,824	442,167	719,365	297,276	424,737	427,279
	32,517,542	24,786,687	5,388,381	513,752	786,687	1,042,035

49

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

						12/31/2019
	Carrying amount	Less than 1 year	1-2 years	2-3 years	3-5 years	More than
						5 years
Trade and other payables(i)	25,589,612	21,498,681	3,282,421	253,629	214,291	340,590
Secured bank loans	461,154	176,673	55,564	54,748	62,541	111,628
Unsecured bank loans	212,668	94	209,831	2,743	-	-
Debentures and Bonds	106,611	-	106,611	-	-	-
Unsecured other loans	134,466	40,378	34,725	31,277	5,725	22,361
Lease liabilities	2,147,905	436,004	485,275	367,675	317,349	541,602
	28,652,416	22,151,830	4,174,427	710,072	599,906	1,016,181

(i) Includes mainly the amount related to suppliers, taxes, fees and contributions payables, dividends and interest on equity payable, salaries and charges, put option related to our participation in subsidiary and other liabilities, except for related parties, which payment term is less than 1 year.

Sensitivity analysis

The Company mitigates risks arising from non-derivative financial assets and liabilities substantially through derivative financial instruments. In this context, the Company has identified the main risk factors that may generate losses from these derivative financial instruments and has developed a sensitivity analysis based on three scenarios which may impact the Company’s future results and/or cash flow, as described below:

1 – Probable scenario: Management expectations of deterioration in each transaction’s main risk factor. To measure the possible effects on the results of derivative transactions, the Company uses parametric value at risk (VaR), which is a statistical measure developed through estimates of standard deviation and correlation between the returns of several risk factors. This model results in the loss limit expected for an asset over a certain time period and confidence interval. Under this methodology, we used the potential exposure of each financial instrument, a range of 95% and horizon of 21 days after June 30, 2020 for the calculation, which are presented in the module.

2 – Adverse scenario: 25% deterioration in each transaction’s main risk factor as compared to the level observed on June 30, 2020.

3 – Remote scenario: 50% deterioration in each transaction’s main risk factor as compared to the level observed on June 30, 2020.

50

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

Transaction	Risk	Fair Value	Probable scenario	Adverse scenario	Remote scenario

Commodities hedge	Decrease on commodities price	(316,066)	(571,272)	(1,000,203)	(1,684,341)
Input purchase		316,066	595,844	1,065,915	1,815,765
Foreign exchange hedge	Foreign currency decrease	331,689	197,920	(2,443,585)	(5,218,858)
Input purchase		(331,689)	(197,920)	2,443,585	5,218,858
Costs effects		-	24,572	65,712	131,424

Foreign exchange hedge	Foreign currency decrease	6,128	(17,266)	(256,788)	(519,705)
Capex Purchase		(6,128)	17,266	256,788	519,705
Fixed assets effects		-	-	-	-

Foreign exchange hedge	Foreign currency decrease	3,667	(4,176)	(84,446)	(172,559)
Expenses		(3,667)	4,176	84,446	172,559
Expenses effects		-	-	-	-

Debt	Foreign currency decrease	-	8,807	154,649	309,299
Interest expenses	Increase in interest rate	-	713	11,089	20,864
Debt effects		-	9,520	165,738	330,163

Equity Instrument Hedge	Stock exchange price decrease	(155,975)	(213,998)	(395,874)	(635,773)
Expenses		155,975	213,458	393,367	630,758
Equity effects		-	(540)	(2,507)	(5,015)

Equity Instrument Hedge	Stock exchange price increase	4,468	(193)	(131,846)	(268,160)
Expenses		(4,468)	193	131,846	268,160
Equity effects		-	-	-	-
		-	33,552	228,943	456,572

As at June 30, 2020 the notional and fair value amounts per instrument and maturity were as follows:

		Notional Value
Exposure	Risk	2020	2021	2022	2023	>2023	Total

Cost		11,046,748	2,790,899	-	-	-	13,837,647
	Commodity	1,542,511	1,194,041	-	-	-	2,736,552
	American Dollar	9,285,174	1,441,008	-	-	-	10,726,182
	Euro	128,385	55,807	-	-	-	184,192
	Mexican Peso	90,678	100,043	-	-	-	190,721

Fixed asset		962,437	89,228	-	-	-	1,051,665
	American Dollar	962,437	89,228	-	-	-	1,051,665

Expenses		314,077	38,374	-	-	-	352,451
	American Dollar	314,077	38,374	-	-	-	352,451

Equity Instrument		695,095	264,501	-	-	-	959,596
	Stock prices	695,095	264,501	-	-	-	959,596

Foreign Investments		(545,255)	-	-	-	-	(545,255)
	American Dollar	(545,255)	-	-	-	-	(545,255)
		12,473,102	3,183,002	-	-	-	15,656,104

51

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

		Fair Value
Exposure	Risk	2020	2021	2022	2023	>2023	Total

Cost		103,136	(87,513)	-	-	-	15,623
	Commodity	(245,040)	(71,026)	-	-	-	(316,066)
	American Dollar	316,146	(11,705)	-	-	-	304,441
	Euro	3,402	642	-	-	-	4,044
	Mexican Peso	28,628	(5,424)	-	-	-	23,204

Fixed asset		7,509	(1,381)	-	-	-	6,128
	American Dollar	7,509	(1,381)	-	-	-	6,128

Expenses		4,505	(838)	-	-	-	3,667
	American Dollar	4,505	(838)	-	-	-	3,667

Equity Instrument		(155,656)	(319)	-	-	-	(155,975)
	Stock prices	(155,656)	(319)	-	-	-	(155,975)

Foreign Investments		4,468	-	-	-	-	4,468
	American Dollar	4,468	-	-	-	-	4,468
		(36,038)	(90,051)	-	-	-	(126,089)

II.	Credit Risk

Concentration of credit risk on trade receivables

A substantial part of the Company’s sales are made to distributors, supermarkets and retailers, within a broad distribution network. Credit risk is reduced because of the widespread number of customers and control procedures used to monitor risk. Historically, the Company has not experienced significant losses on receivables from customers.

Concentration of credit risk on counterpart

In order to minimize the credit risk of its investments, the Company has adopted procedures for the allocation of cash and investments, taking into consideration limits and credit analysis of financial institutions, avoiding credit concentration, i.e., the credit risk is monitored and minimized to the extent that negotiations are carried out only with a select group of highly rated counterparties.

The selection process of financial institutions authorized to operate as the Company’s counterparty is set forth in our Credit Risk Policy. This Policy establishes maximum limits of exposure to each counterparty based on the risk rating and on each counterparty's capitalization.

In order to minimize the risk of credit with its counterparties on significant derivative transactions, the Company has adopted bilateral “trigger” clauses. According to these clauses, where the fair value of an operation exceeds a percentage of its notional value (generally between 10% and 15%), the debtor settles the difference in favor of the creditor.

52

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

Deposits or cash available, if any, must be kept in accounts with top tier banks or with a high credit rating for each country. Any position of short-term nature (less than 6 months) should be considered as a deposit or cash available.

Counterparty risk must be managed by the Company globally, with product limits established by treasury, considering: (i) counterparty credit rating (ii) duration (iii) amount (iv) split between assets and liabilities, in the absence of a clearing clause in derivative contracts.

The counterparty risk is reassessed quarterly.

The carrying amount of cash and cash equivalents, investment securities, trade receivables excluding prepaid expenses, recoverable taxes and derivative financial instruments are disclosed net of provisions for impairment and represents the maximum exposure of credit risks at June 30, 2020. As at June 30, 2020 there was no concentration of credit risk with any counterparties beyond the limit established by the Company's risk policy.

III.	Liquidity Risk

Historically, Ambev’s primary sources of cash flow have been cash flows from operating activities, the issuance of debt, bank borrowings and equity securities. Ambev’s material cash requirements have included the following:

•                  Debt servicing;

•                  Capital expenditures;

•                  Investments in companies;

•                  Increases in ownership of Ambev’s subsidiaries or companies in which it holds equity investments;

•                  Share buyback programs; and

•                  Payments of dividends and interest on shareholders’ equity.

The company believes that cash flows from operating activities, available cash and cash equivalents as well as short-term investments, along with related derivatives and access to borrowing facilities, will be sufficient to fund capital expenditures, financial instrument liabilities and dividend payments going forward. It is the intention of the company to continue to reduce its financial indebtedness through a combination of strong operating cash flow generation and continued refinancing.

53

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

							06/30/2020
	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Trade and other payables	25,734,713	26,989,648	20,738,190	4,185,709	269,401	319,815	1,476,533
Secured bank loans	3,887,079	4,089,901	3,743,546	84,918	67,368	68,160	125,909
Unsecured bank loans	323,193	362,043	42,409	319,634	-	-	-
Debentures and Bonds	107,580	139,292	15,856	123,436	-	-	-
Unsecured other loans	154,153	332,786	56,537	54,523	42,019	15,199	164,508
Lease liabilities	2,310,824	2,941,695	586,943	859,508	421,305	596,648	477,291
	32,517,542	34,855,365	25,183,481	5,627,728	800,093	999,822	2,244,241

							12/31/2019
	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Trade and other payables	25,589,612	26,899,005	21,591,972	3,332,859	285,989	221,654	1,466,531
Secured bank loans	461,154	577,821	197,614	70,292	70,884	87,941	151,090
Unsecured bank loans	212,668	214,522	21,149	190,604	2,769	-	-
Debentures and Bonds	106,611	141,712	15,856	122,467	-	3,389	-
Unsecured other loans	134,466	261,927	56,205	49,154	41,414	13,801	101,353
Lease liabilities	2,147,905	2,766,595	572,184	616,217	466,326	447,618	664,250
	28,652,416	30,861,582	22,454,980	4,381,593	867,382	774,403	2,383,224

IV.	Equity price risk

Through the equity swap transactions approved on May 15th, 2019, December 19th, 2019 and May 13th, 2020 by Ambev’s Board of Directors (see Note 1 - Corporate information), the Company, or its subsidiaries, will receive a price variation related to its shares traded on the stock exchange or ADRs, neutralizing the possible effects of stock-price variation in view of the share-based payment of the Company. As these derivative instruments are not characterized as hedge accounting, they were not therefore designated to any hedge.

At June 30, 2020, an exposure equivalent to R$0.9 billion (R$1.9 billion as of December 31, 2019) in AmBev’s shares (or ADRs) was partially hedged, resulting in a loss in the income statement of R$445,521 (a gain in income statement of R$195,610 as of June 30, 2019).

V.	Capital management

Ambev is continuously optimizing its capital structure, aiming to maximize shareholder value while keeping the desired financial flexibility to execute its strategic projects. Besides the statutory minimum equity funding requirements that apply to the Company’s subsidiaries in different countries, Ambev is not subject to any externally imposed capital requirements. When analyzing its capital structure, the Company uses the same debt ratings and capital classifications as applied in the Company’s interim financial statements.

54

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

Financial instruments

(a) Financial instrument categories

Management of the financial instruments held by the Company is affected through operational strategies and internal controls to assure liquidity, profitability and transaction security. Financial instrument transactions are regularly reviewed for the effectiveness of the risk exposure that Management intends to cover (foreign exchange, interest rate, etc.).

The table below shows all interim financial instruments recognized in the financial statements, segregated by category:

	06/30/2020
	Amortized cost	Fair value through profit or loss	Total
Financial assets
Cash and cash equivalents less bank overdraft	16,748,199	-	16,748,199
Trade receivables excluding prepaid expenses	6,400,121	-	6,400,121
Investment securities	200,195	44,823	245,018
Financial instruments derivatives	-	28,103	28,103
Derivatives hedge	-	416,726	416,726
Total	23,348,515	489,652	23,838,167

Financial liabilities
Trade payables and put option granted on subsidiary and other liabilities	16,926,625	4,101,084	21,027,709
Financial instruments derivatives	-	184,078	184,078
Derivatives hedge	-	386,840	386,840
Interest-bearning loans and borrowings	6,782,829	-	6,782,829
Total	23,709,454	4,672,002	28,381,456

	12/31/2019
	Amortized cost	Fair value through profit or loss	Total
Financial assets
Cash and cash equivalents less bank overdraft	11,900,642	-	11,900,642
Trade receivables excluding prepaid expenses	6,456,672	-	6,456,672
Investment securities	163,570	14,558	178,128
Financial instruments derivatives	-	37,534	37,534
Derivatives hedge	-	135,834	135,834
Total	18,520,884	187,926	18,708,810

Financial liabilities
Trade payables and put option granted on subsidiary and other liabilities	16,962,949	3,092,240	20,055,189
Financial instruments derivatives	-	17,904	17,904
Derivatives hedge	-	337,466	337,466
Interest-bearning loans and borrowings	3,062,804	-	3,062,804
Total	20,025,753	3,447,610	23,473,363

55

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

(b) Classification of financial instruments by type of fair value measurement

IFRS 13 defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Also pursuant to IFRS 13, financial instruments measured at fair value will be classified within the following categories:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date valuation;

Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

Level 3 – unobservable inputs for the asset or liability.

	06/30/2020				12/31/2019

	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Financial asset at fair value through profit or loss	44,823	-	-	44,823	14,558	-	-	14,558
Derivatives assets at fair value through profit or loss	-	28,103	-	28,103	-	37,534	-	37,534
Derivatives - operational hedge	49,108	363,150	-	412,258	25,156	110,678	-	135,834
Derivatives - investment hedge	4,468	-	-	4,468	-	-	-	-
	98,399	391,253	-	489,652	39,714	148,212	-	187,926
Financial liabilities
Financial liabilities at fair value through profit and loss (i)	-	-	4,101,084	4,101,084	-	-	3,092,240	3,092,240
Derivatives liabilities at fair value through profit or loss	-	184,078	-	184,078	-	17,904	-	17,904
Derivatives - operational hedge	77,870	308,970	-	386,840	43,209	294,257	-	337,466
	77,870	493,048	4,101,084	4,672,002	43,209	312,161	3,092,240	3,447,610

(i) Refers to the put option granted on subsidiary as described in Note 13 d(4).

Reconciliation of changes in the categorization of Level 3

Financial liabilities at December 31, 2019	3,092,240
Acquisition of investments	(3,138)
Total gains and losses in the period	1,011,982
Losses/(gains) recognized in net income	196,387
Losses/(gains) recognized in equity	815,595
Financial liabilities at June 30, 2020	4,101,084

(c) Fair value of financial liabilities measured at amortized cost

The Company’s liabilities, interest-bearing loans and borrowings, trade payables excluding tax payables, are recorded at amortized cost according to the effective rate method, plus indexation and foreign exchange gains/losses, based on closing indices for each exercise.

56

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

The financial instruments recorded at amortized cost are similar to the fair value and are not material for disclosure.

Calculation of fair value of derivatives

The Company measures derivative financial instruments by calculating their present value through the use of market curves that impact the instrument on the computation dates. In the case of swaps, both the asset and the liability positions are estimated independently and brought to present value, where the difference between the result of the asset and liability amount generates the swap’s market value. For the traded derivative financial instruments, the fair value is calculated according to the adjusted exchange-listed price.

Margins given in guarantee

In order to comply with the guarantee requirements of the derivative exchanges and/or counterparties in certain operations with derivative financial instruments, as at June 30, 2020 the Company held R$868,298 in highly liquid financial investments or in cash, classified as cash and cash equivalents and investment securities (R$816,928 on December 31, 2019).

Offsetting of financial assets and liabilities

For financial assets and liabilities subject to settlement agreements by the net or similar agreements, each agreement between the Company and the counterparty allows this type of settlement when both parties make this option. In the absence of such a settlement, the assets and liabilities will be settled by their amounts, but each party will have the option to settle on net, in case of default by the counterparty.

22. COLLATERAL AND CONTRACTUAL COMMITMENTS WITH SUPLLIERS, ADVANCES FROM CUSTOMERS AND OTHER

	06/30/2020	12/31/2019

Collateral given for the Company’s own liabilities	867,406	817,036
Other commitments	1,598,846	1,245,169
	2,466,252	2,062,205

Commitments to suppliers	18,344,728	15,877,298
	18,344,728	15,877,298

The collateral provided for liabilities totaled approximately R$2,466,252 on June 30, 2020 (R$2,062,205 on December 31, 2019), including R$701,999 (R$693,276 on December 31, 2019) of cash guarantees. The deposits in cash used as guarantees are presented as part of other assets. To meet the guarantees required by derivative exchanges and/or counterparties contracted in certain derivative financial instrument transactions, Ambev maintained on June 30, 2020, R$867,298 (R$816,928 on December 31, 2019) in highly liquid financial investments or in cash, classified as cash and cash equivalents and investment securities (Note 21 – Financial instruments and risks).

57

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

Most of the balance relate to commitments with suppliers of packaging.

Future contractual commitments on June 30, 2020 and December 31, 2019 were as follows:

	06/30/2020	12/31/2019

Less than 1 year	7,190,636	9,300,551
Between 1 and 2 years	5,665,437	3,861,872
More than 2 years	5,488,655	2,714,875
	18,344,728	15,877,298

23. CONTINGENT LIABILITY

The Company has contingent liabilities related to lawsuits arising from its normal course of business. Due to their nature, such legal proceedings involve certain uncertainties including, but not limited to, court and tribunals rulings, negotiations between affected parties and governmental actions, and consequently the Company’s Management cannot estimate the likely timing of resolution of these matters at this stage.

Contingent liabilities with a probable outcome are fully recorded as liabilities (Note 12 – Provisions).

The Company had lawsuits related to tax, civil and labor matters for which the likelihood of loss was classified as possible by Management, and for which there were no provisions, with the composition and estimates of amounts as follows:

	06/30/2020	12/31/2019

Income tax and social contribution	45,813,462	43,453,049
Value-added and excise taxes	22,882,818	22,226,320
PIS and COFINS	3,088,892	3,066,849
Labor	248,074	353,296
Civil	414,571	388,732
Others	1,659,090	1,036,024
	74,106,907	70,524,270

Principal lawsuits with a likelihood of possible loss:

Except for monetary inflation and the cases described below, there were no relevant changes in the main cases with possible chances of loss when compared to the period ending on December 31, 2019.

58

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

Brazilian Federal Taxes

Goodwill CND Holdings

In November 2017, Ambev received a tax assessment related to the goodwill amortization resulting from the merger of CND Holdings into Ambev. The decision from the first-level administrative court was unfavorable to Ambev. Ambev filed an appeal to the Lower Administrative Court. In February 2020, Ambev received a partially favorable decision at the Lower Administrative Court. Ambev was notified of the decision and filed a motion for clarification. In addition, Ambev submitted counterarguments responding to the special appeal filed by the tax authorities on the portion that was judged favorably to Ambev. Currently, Ambev is awaiting the judgment of the motion for clarification.

The updated amount related to this uncertain tax position as at June 2020 was approximately R$1 billion (R$1.1 billion as of December 31, 2019). Ambev has not recorded any provisions for this matter as is classified as possible losses.

Disallowance of taxes paid abroad

Since 2014, Ambev has been receiving tax assessments from the Brazilian Federal Tax Authorities related to the disallowance of deductions associated with alleged unproven taxes paid abroad by its subsidiaries and has been filing defenses. The cases are being challenged at the administrative and judicial levels. In November 2019, the Lower Administrative Court rendered a favorable decision to Ambev regarding the assessment from 2010 in the amount of approximately R$0.2 billion, which became definitive. In January 2020, the Lower Administrative Court rendered unfavorable decisions regarding four of these assessments (from 2015 and 2016). Ambev management estimates the total amount of possible losses in relation to these four assessments to be approximately R$3.6 billion. Regarding the 2015 assessments, Ambev was notified of the decisions and filed a motion for clarification. Ambev is still awaiting the formal notification of the 2016 decisions to file the applicable appeals. The other cases are still waiting final decisions.

The updated amount related to this uncertain tax position as at June, 2020 was approximately R$10.3 billion (R$10.1 billion as of December 31, 2019). Ambev has not recorded any provisions for this matter as is classified as possible losses.

Disallowance on Income Tax deduction

In January 2020, Arosuco, a subsidiary of the Company, received a tax assessment from the Federal Revenue Service of Brazil regarding the disallowance of the income tax reduction benefit provided for in Provisional Measure No. 2199-14 / 2001. In this context, an administrative defense was presented and its judgment is awaited by the Federal Revenue Service.

59

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

The updated amount related to this uncertain tax position as at June, 2020 was approximately R$2.0 billion (non-existent on December 31, 2019). Ambev has not recorded any provisions for this matter as it is classified as possible losses.

ICMS and IPI

ICMS-ST Trigger

Over the years, Ambev has received tax assessments to charge supposed ICMS differences considered due when the price of the products sold by Ambev was above the fixed price table basis established by the relevant States; in such cases the State tax authorities have understood that the calculation basis should be based on a value-added percentage over the actual prices and not the fixed table price. Ambev is currently challenging those charges before courts. The cases are being challenged at both administrative and judicial courts.

Ambev management estimated the amount related to this issue as at June, 2020 to be approximately R$8.2 billion (R$7.7 billion as at 31 December 2019), classified as a possible loss and, therefore, for which Ambev has made no provision. Ambev recorded provisions in the total amount of R$8.3 million (R$8.3 million as at December 31, 2019) in relation to certain proceedings for which it considers the chances of loss to be probable due to specific procedural issues.

Manaus Free Trade Zone – IPI and PIS/COFINS

In Brazil, goods manufactured within the Manaus Free Trade Zone intended for remittance elsewhere in Brazil are exempt and/or zero rated from IPI excise tax and social contributions (PIS/COFINS). With respect to IPI, Ambev’s subsidiaries have been registering IPI excise tax presumed credits upon the acquisition of exempted goods manufactured therein. Since 2009, Ambev has been receiving several tax assessments from the Brazilian Federal Tax Authorities relating to the disallowance of such credits.

Ambev has also been receiving charges from the Brazilian Federal Tax Authorities in relation to (i) federal taxes allegedly unduly offset with the disallowed presumed IPI excise tax credits that are under discussion in these proceedings and (ii) amounts of PIS and COFINS allegedly over Arosuco’s remittances to Ambev.

60

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

In April 2019, the Federal Supreme Court (“STF”) announced its judgment on Extraordinary Appeal No. 592,891/SP, with binding effects, deciding on the rights of taxpayers registering presumed IPI excise tax credits on acquisitions of raw materials and exempted inputs originating from the Manaus Free Trade Zone. As a result of this decision, Ambev reclassified part of the amounts related to the IPI cases as remote losses maintaining as possible losses only issues related to other additional discussions that were not included in the analysis of the STF.

The cases are being challenged at both the administrative and judicial levels. Ambev management estimates the possible losses in relation to these assessments to be R$4.6 billion (R$4.2 billion at December 31, 2019) as at June, 2020. Ambev has not recorded any provision in connection with these assessments.

Contingent assets

In accordance with IAS 37 - Provisions, Contingent Liabilities and Contingent Assets, contingent assets are not recognized in financial statements, except when realization of income is virtually certain.

The Company and entities under its control are claiming a refund of PIS and COFINS paid in excess since 1990 because ICMS was improperly included in their taxable base, as recognized by the STF within the Extraordinary Appeal No. 574,706/PR, with binding effects. Considering the different taxation systems applicable to the soft drinks and beer sector, as well as due to corporate reorganizations that have occurred over the years, the Company and entities under its control have several lawsuits claiming such refund.

For the periods up to 2009, the Company has lawsuits filed by companies that were merged with it over the years. In September 2019, a final decision was rendered in favor of the Company in one of the cases related to periods prior to 2009. The decision recognizes the right of the former Companhia Antartica Paulista (merged with Ambev S.A.) to recover COFINS paid in excess between March 2000 and May 2005 due to the improper inclusion of the ICMS in its taxable basis. As a result, the Company registered a tax credit of approximately R$0.6 billion. Other lawsuits are still pending final decisions and the amounts of the respective contingent assets are being assessed by the Company's management.

For the period in which the special regime applicable to soft drinks and beer was in place – i.e. from January 2009 to April 2015 (article 58-J of Law 10,833, of 2003, also known as REFRI), a final decision was rendered in favor of the Company (and some companies which had merged with it) and entities under its control; however, the amounts to be recovered are still being assessed by the Company's management due to the complexity of the taxation system applicable in this period, which includes consultation of prices and taxation systems for ICMS, PIS and COFINS (using a ad rem methodology). Such right will be recognized once the financial effects are identifiable with reasonable certainty as determined in IAS 37. Management is making its best efforts to conclude the calculation until December 31st, 2020.

61

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

For the period after the termination of the special regime applicable to soft drinks and beer (currently in place) until the decision rendered by STF, the Company estimates that the contingent asset is R$1.9 billion, which will be recognized once final decisions are rendered under the respective lawsuits.

24. NON-CASH ITEMS

	Six-month period ended:		Three-month period ended:
	06/30/2020	12/31/2019	06/30/2020	06/30/2019
Cash financing cost other than interests	-	(1,929)	-	98
Fair value of option granted on a subsidiary	(4,266)	(33,900)	(2,133)	2,133
Effect of application of IAS 29 (hyperinflation)	61,307	11,041	163,739	(34,580)
Acquisition of investments payables	33,187	20,000	(1,244)	-

25. RELATED PARTIES

Policies and practices regarding the realization of transactions with related parties

The Company adopts corporate governance practices recommended and/or required by applicable laws.

Under the Company’s by-laws, the Board of Directors is responsible for approving any transaction or agreements between the Company and/or any of its subsidiaries (except those fully subsidiaries), directors and/or shareholders (including shareholders, direct or indirect shareholders of the Company). The Antitrust Compliance and Related Parties Committee of the Company is required to advise the Board of Directors of the Company in matters related to transactions with related parties.

Management is prohibited from interfering in any transaction in which conflict exists, even in theory, with the Company’s interests. It is also not permitted to interfere in decisions of any other Management member, requiring documentation in the minutes of meeting of the Board any decision to abstain from the specific deliberation.

The Company’s guidelines with related parties follow reasonable or commutative terms, similar to those prevailing in the market or under which the Company would contract similar transactions with third parties. These are clearly disclosed in the financial statements as formalized in written contracts.

62

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

Transactions with Management members:

In addition to short-term benefits (primarily salaries), the Management members are entitled to participate in the Stock Option Plan and Share-Based Plan (Note 20 – Share-based payments).

Total expenses related to the Company’s Management members were as follows:

	Six-month period ended:		Three-month period ended:
	06/30/2020	06/30/2019	06/30/2020	06/30/2019

Short-term benefits (i)	12,363	10,110	6,572	4,371
Share-based payments (ii)	19,461	21,581	9,651	12,062
Total key Management remuneration	31,824	31,691	16,223	16,433

(i) These correspond substantially to Management’s salaries and profit sharing (including performance bonuses).

(ii) These correspond to the compensation cost of stock options and restricted stocks granted to Management. These amounts exclude remuneration paid to members of the Fiscal Council.

Excluding the above-mentioned plan (Note 20 – Share-based payments), the Company no longer has any type of transaction with the Management members or pending balances receivable or payable in its balance sheet.

Transactions with the Company's shareholders:

a) Medical, dental and other benefits

The Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficiência (“Fundação Zerrenner) is one of Ambev’s shareholders, with 10.2% of its total share capital. Fundação Zerrenner is also an independent legal entity whose main goal is to provide Ambev’s employees, both active and retired, with health care and dental assistance, technical and superior education courses, facilities for assisting elderly people, through direct initiatives or through financial assistance agreements with other entities. On June 30, 2020 and December 31, 2019, actuarial responsibilities related to the benefits provided directly by Fundação Zerrenner were fully funded by plan assets, held for that purpose, which significantly exceeded the liabilities at those dates. Ambev recognizes the assets (prepaid expenses) of this plan to the extent of the amounts of economic benefit available to the Company, arising from reimbursements or reductions of future contributions.

The expenses incurred by Fundação Zerrenner in providing these benefits totaled R$116,238 (R$130,247 on June 30, 2019), of which R$101,970 and R$14,268 related to active employees and retirees respectively (R$114,660 and R$15,587 on June 30, 2019 related to active employees and retirees respectively).

63

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

b) Leasing

Ambev, through its subsidiary BSA (labeling), has an asset leasing agreement with Fundação Zerrenner, for R$22,439 maturing on December 31, 2022.

c) Leasing – Ambev head office

Ambev has a leasing agreement of two commercial sets with Fundação Zerrenner, which is being re-negotiated, and currently the contract is in force for an indefinite period.

d) Licensing agreement

The Company maintains a licensing agreement with Anheuser-Busch, Inc., to produce, bottle, sell and distribute Budweiser products in Brazil, Canada and Argentina, and sale and distribution agreements for Budweiser products in Guatemala, the Dominican Republic, Paraguay, El Salvador, Nicaragua, Uruguay, Chile, Panama, Costa Rica and Puerto Rico. In addition, the Company produces and distributes Stella Artois products under license to ABI in Brazil and Canada and, by means of a license granted to ABI, it also distributes Brahma’s product in the United States and several countries such as the United Kingdom, Spain, Sweden, Finland and Greece. The amount recorded was R$770 (R$945 at June 30, 2019) and R$265,865 (R$221,748 at June 30, 2019) as licensing income and expense, respectively.

Ambev has licensing agreements with the Group Modelo, subsidiaries of ABI, for to import, promote and sell products Corona (Corona Extra, Corona Light, Coronita, Pacifico and Negra Modelo) in the countries of the Latin America and Canada.

Transactions with related parties

				06/30/2020
Current	Trade receivables (i)	Other receivables (i)	Trade payables (i)	Other payables (i)
AB Africa	8,663	-	-	-
AB InBev	16,708	-	(65,332)	-
AB Package	4,531	-	(262,564)	-
AB Services	13,718	-	(1,746)	-
AB USA	63,648	6,118	(285,748)	-
Bavaria	17,819	-	(20,649)	-
Cervecería Modelo	10,962	-	(317,417)	-
Cervecerias Peruanas	162	-	(696)	-
Inbev	1,276	85,033	(72,062)	-
ITW International	-	-	(303,958)	(167,675)
Panama Holding	47,251	-	(77)	-
Others	10,326	1,037	(30,794)	-
	195,064	92,188	(1,361,043)	(167,675)

(i) The amount represents the marketing operations (purchase and sale) and the reimbursement between the companies of the group.

64

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

				12/31/2019
Current	Trade receivables (i)	Other receivables (i)	Trade payables (i)	Other payables (i)
AB InBev	24,847	-	(46,678)	-
AB Procurement	1,081	-	(176)	-
AB Services	15,537	-	(2,002)	-
AB USA	38,756	4,504	(180,908)	-
Bavaria	607	-	(63,968)	-
Cervecería Modelo	16,059	-	(223,141)	-
Inbev	687	64,519	(23,866)	-
ITW International	-	-	(223,733)	(108,895)
Panama Holding	27,238	166	(173)	-
Others	18,736	803	(126,072)	(41)
	143,548	69,992	(890,717)	(108,936)

(i) The amount represents the marketing operations (purchase and sale) and the reimbursement between the companies of the group.

The tables below represent the transactions with related parties recognized in the income statement:

		Six-month period ended: 06/30/2020
Company	Sales and others	Service fees / Reimbursement of expenses and other receivables	Product purchases and others	Service Fee / Expense Reimbursement and other payables	Net finance cost
AB InBev	107	-	(32,298)	-	-
AB Package	-	-	(62,253)	-	-
AB USA	14,812	-	(618,957)	(1,444)	(1)
Bavaria	20,093	-	(16,559)	-	-
Cervecería Modelo	-	-	(578,580)	-	-
Cervecerías Peruanas	5,387	-	(10,874)	-	-
GCC India	-	-	(3,334)	(3,334)	-
Inbev	-	-	(53,855)	-	-
ITW International	-	-	-	-	(18,008)
Oriental Brewery	2,450	-	-	-	-
Others	2,044	52	(45,167)	(17,345)	-
	44,893	52	(1,421,877)	(22,123)	(18,009)

	Three-month period ended: 06/30/2020
Company	Sales and others	Service fees / Reimbursement of expenses and other receivables	Product purchases and others	Service Fee / Expense Reimbursement and other payables	Net finance cost
AB InBev	39	-	(7,062)	-	(6)
AB Package	-	-	(38,535)	-	-
AB USA	9,392	-	(334,238)	(784)	(1)
Bavaria	20,093	-	(20,419)	-	-
Cervecería Modelo	-	-	(277,386)	-	-
Cervecerias Peruanas	5,387	-	(2,022)	-	-
GCC India	-	-	(3,334)	(1,966)	-
Inbev	-	-	(21,060)	-	-
ITW International	-	-	-	-	(9,394)
Oriental Brewery	(92)	-	-	-	-
Others	1,882	14	(34,319)	(17,345)	-
	36,701	14	(738,375)	(20,095)	(9,401)

65

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

	Six-month period ended: 06/30/2019
Company	Sales and others	Service fees / Reimbursement of expenses and other receivables	Product purchases and others	Service Fee / Expense Reimbursement and other payables	Net finance cost
AB USA	21,702	13	(401,743)	(1,171)	-
AB Package	-	-	(37,640)	-	-
Cervecería Modelo	192	-	(612,926)	(1,367)	-
Inbev	-	-	(80,156)	-	-
ITW International	-	-	-	-	(30,605)
Others	459	60	(99,965)	(17,589)	-
	22,353	73	(1,232,430)	(20,127)	(30,605)

	Three-month period ended: 06/30/2019
Company	Sales and others	Service fees / Reimbursement of expenses and other receivables	Product purchases and others	Service Fee / Expense Reimbursement and other payables	Net finance cost
AB USA	13,716	2	(214,851)	(600)	-
AB Package	-	-	(22,174)	-	-
Cervecería Modelo	77	-	(317,364)	(1,367)	-
Inbev	-	-	(56,734)	-	-
ITW International	-	-	-	-	(8,921)
Others	223	11	(56,378)	(8,898)	-
	14,016	13	(667,501)	(10,865)	(8,921)

Denominations used in the tables above:

AB InBev Procurement GmbH (“AB Procurement”)
Anheuser-Busch Inbev Africa (Pty) Ltd. (“AB Africa”)
Anheuser-Busch InBev N.V. (“AB InBev”)
Anheuser-Busch Inbev Services LLC (“AB Services”)
Anheuser-Busch Inbev USA LLC (“AB USA”)
Anheuser-Busch Packaging Group Inc. (“AB Package”)
Bavaria S.A. (“Bavaria”)
Cervecería Modelo de Mexico S. de R.L. de C.V. (“Cervecería Modelo”)
Cerveceria Nacional S de RL (“Panamá Holding”)
GCC Services India Private Ltd. (“GCC India”)
Inbev Belgium N.V. (“Inbev”)
Interbrew International B.V. (“ITW International”)
Oriental Brewery Co. Ltd. (“Oriental Brewery”)
Unión de Cervecerias Peruanas Backus Y Johnston S.A.A. (“Cervecerias Peruanas”)

66

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2020 All amounts in thousand of Brazilian Reais unless otherwise stated

26. EVENTS AFTER THE REPORTING PERIOD

The Company and E. León Jimenes, S.A. (“ELJ”), as shareholders of Tenedora CND, S.A. (“Tenedora”), a holding company with its head office in Dominican Republic, owner of almost the totality of Cervecería Nacional Dominicana, S.A., have entered into a second amendment to the Shareholders’ Agreement of Tenedora (“Shareholders’ Agreement”), to extend their partnership in the country, postponing the term of the put and call options set forth in such Shareholders’ Agreement. ELJ is currently the owner of 15% of Tenedora’s shares and its put option is now divided in two tranches: (i) Tranche A, corresponding to 12.11% of the shares, exercisable in 2022, 2023 and 2024; and (ii) Tranche B, corresponding to 2.89% of the shares, exercisable starting in 2026. The Company, on the other hand, has a call option of the Tranche A shares exercisable starting in 2021 and of the Tranche B shares to be exercised starting in 2029.

67

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 11, 2020

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer